

Starpharma Annual Report 2006

starpharma

STARPHARMA HOLDINGS LIMITED
ABN 20 078 532 180

Contents

starpharma

2005–06 Highlights

» HIV Funded: $26m
National Institutes of Health (NIH) funds VivaGel™ HIV Development: $26m non-dilutive funding

» Genital Herpes Funded
NIH funds VivaGel™ Genital Herpes Development

» HIV Fast-tracked
US regulator, FDA designates VivaGel™ a fast track product.

» Herpes IND Cleared
FDA clears VivaGel™ genital herpes IND

» Contraceptive Activity Identified
VivaGel™ shown to be a potent contraceptive in animals

» Future Revenues Improved
Royalty for stock swap: future revenues enhanced

» $15m Funds Raised
$15m raised in institutional and SPP capital raising

» Patent Estate Expanded
Substantial program of patent filing completed

» Priostar™ Rolled Out
Investee company DNT rolls out Priostar™ industrial dendrimer platform

» ADRs: Near 10%
US uptake of ADRs nears 10% of SPL capital

Starpharma uses dendrimer nanotechnology to discover, develop and commercialise pharmaceuticals for serious human illness.

"The environment for VivaGel™ has greatly improved from a funding, clinical, regulatory and global awareness perspective"



CEO and Chairman's Report





Dear Shareholder,

It is with pleasure that we present the Starpharma Annual Report 2005–2006.

It has been a year in which the environment for our lead product VivaGel™ (SPL7013 Gel) has greatly improved from a funding, clinical, regulatory and global awareness perspective. We have a product that is scientifically and commercially viable and gaining significant international interest, especially in the USA.

In October 2005, Starpharma secured A$26m of non-dilutive funding from the US-based National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), for the development of VivaGel™ against HIV. This award provides many of the benefits of a commercial licensing deal – security of development funding, validation of product concept, access to clinical expertise and influence – but without the loss of product ownership that is the usual cost of such transactions.

VivaGel™ continues to make good clinical progress and we are now preparing for new clinical trials to begin for both HIV and genital herpes indications. These trials have already commenced in Australia and will be extended shortly into the USA and Kenya. Starpharma believes that VivaGel™ is the first microbicide to have both NIH funding and a Food and Drug Administration (FDA) IND application for the genital herpes indication, a disease affecting 45 million Americans today.

VivaGel™'s attraction to end users and to potential licensees was further enhanced by the discovery that its active ingredient is a potent contraceptive in rabbits. The proposition that VivaGel™ could protect against sexually transmitted infections and unplanned pregnancy could result it becoming a very attractive product for sexually active women globally.

Significantly, the demand for the accelerated development of microbicides has gained momentum with world leaders such as former US president Bill Clinton and Microsoft founder Bill Gates further emphasizing the importance of prevention strategies such as microbicides in the fight against HIV/AIDS.

Beyond VivaGel™ Starpharma's long term growth will come from our own discovery pipeline and from investee company Dendritic Nanotechnologies Inc (DNT). Starpharma's pipeline holds great promise in areas as diverse as cancer, ophthalmology, infectious diseases and diagnostics.

Additionally, through DNT we also benefit from an extensive portfolio of dendrimer products for industrial and other life science applications. Already earning revenues, the commercial prospects for DNT's technology have been substantially boosted this year by the launch of Priostar™ for a range of applications. We continue to view our equity stake in DNT as a highly valuable and complementary asset in Starpharma's portfolio.

The combination of successful fundraising activity in November 2005 – where Starpharma raised $15million through a share placement and share purchase plan – together with the funding allocated from the NIH for VivaGel™, means that Starpharma has a solid financial basis for the commercialisation of VivaGel™ and the development of additional applications of dendrimers.

We strengthened our intellectual property position by acquiring the outright ownership of technology from the Biomolecular Research Institute (BRI). As a result Starpharma will not need to pay any future royalties to the BRI and this is anticipated to result in much greater value for shareholders.

US interest in Starpharma continues to grow with an extremely successful American Depositary Receipts program that now represents almost 10% of the company's equity – more than double that reported in last year's annual review.

Finally, on behalf of the board we would like to thank staff and management for their contribution to an excellent year. In particular we thank Dr John Raff, who retired as CEO in July 2006 for his enormous contribution to Starpharma's success: in many ways the company as it stands today is his creation. We consider it a privilege to build upon this foundation, and to turn the investment that has been made in the company and its technology into a valuable return for shareholders. We also look forward to John's continued support on the Starpharma Board.

Peter T Bartels AO
Chairman

Jackie Fairley B Sc, BVSc (Hons), MBA
Chief Executive Officer

> **"Australian scientists are at the vanguard of microbicide development."**
>
> Sir Gus Nossal, December 2005

Financial Snapshot

Cash Balances


F06
F05
F04
-
5
10
15
20
Millions

Grant Income


F06
F05
F04
-
1
2
3
4
5
6
7
Millions

- **Revenue and other income: A$7.0M (up from A$2.0M)**
- **Research and development costs: A$9.9M (up from A$7.0M)**
- **Loss from ordinary activities: Down 3% to A$7.5M**
- **Cash at hand: Up A$6M to A$14.2M**

About Starpharma

Below *Starpharma's Dendrimer particles are a few nanometres in size. This makes them very applicable to the modification of biological interactions, for example those of the surface proteins of viruses. The virus shown here is approximately 100nm in size.*



Starpharma is an Australian-based bio-nanotechnology company.

Starpharma's objective is to discover, develop and commercialise profitable products based on dendrimers. Dendrimers are man-made chemical particles in the nanometre size range – that is, around one billionth of a metre. They have precisely-defined surface features and wide range of applications from healthcare and personal care to manufacturing and electronics.

Much of Starpharma's value comes from its opportunities for substantial revenues from three key areas:

VivaGel™ (SPL7013 Gel):
The most advanced product in Starpharma's pipeline. It is being developed as a vaginal microbicide intended to prevent the transmission of the sexually transmitted infections genital herpes and HIV. This is a mass-market application in both developed and developing countries.

Other Medical and Life Science Applications:
Within its own discovery pipeline, Starpharma is pursuing promising leads in fields such as cancer, ophthalmology and targeted diagnostics. Its investee companies, including Dendritic Nanotechnologies, Inc (DNT), also provide additional avenues of commercialisation, for example, in drug delivery, transfection reagents and contrast agents. Contrast agents improve the ability of diagnostic imaging tools to discern features in the body, improving diagnoses and patient outcomes. It is expected that returns will be made in these areas primarily by licensing rights to successful innovations to third parties.

Industrial Applications of Dendrimers:
This is an opportunity being exploited through our investee company DNT.
The market for these kinds of specialty chemicals tends to be larger volume, and hence also represents a very substantial commercial opportunity. Dendrimers may have applications in areas such as electronics, oil and plastics industries, just to name a few.

Together Starpharma and DNT hold a strong Intellectual Property (IP) position with regard to dendrimers and their applications.

Stock Exchange Listing
Starpharma is listed on the Australian Stock Exchange (ASX:SPL) and its American Depository Receipts trade under the symbol SPHRY.

File No. 82-34682

starpharma

Starpharma to Acquire Dendritic Nanotechnologies, Inc.

Melbourne, Australia, 4 October 2006 – Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced the signing of an agreement to acquire US-based Dendritic Nanotechnologies, Inc. (DNT) for US$6.97m (A$9.36m) through the issue of Starpharma shares. This attractively priced transaction offers significant benefits to Starpharma including:

- the provision of diversified product pipeline with near-term cash-flow opportunities, and a more balanced risk profile;
- an increased US presence;
- The Dow Chemical Company will become a substantial shareholder in Starpharma (approximately 8.6%);
- significant development, commercialisation and other business synergies; and
- an extensive IP portfolio with existing royalty streams.

Starpharma currently owns 33% of DNT and The Dow Chemical Company is the other major shareholder with a 30% equity stake. DNT will become a wholly owned operating subsidiary of Starpharma Holdings Limited and remain a U.S. corporation based in Mount Pleasant, Michigan. The transaction is subject to DNT shareholder approval, which is anticipated to be obtained in the next two weeks.

"The acquisition of DNT is an extremely positive development for Starpharma" said Starpharma CEO, Dr. Jackie Fairley. "DNT has exciting new intellectual property in its Priostar™ dendrimers, with existing royalty streams in place from leading life-science companies. We believe that the combined entity is ideally placed to capitalise on the significant commercial opportunities for the technology. This will give Starpharma the opportunity to commercialise dendrimer technology not only in the pharmaceutical sector but also in other nearer-term life-science and industrial applications."

Starpharma anticipates the following key benefits from the transaction:

1. *The provision of diversified product pipeline with near-term cash-flow opportunities, and a more balanced risk profile*

Starpharma's expanded product pipeline post-transaction will include drug delivery and industrial specialty chemical applications, offering revenue diversification opportunities over and above its existing product portfolio. Starpharma gains ownership of a new family of scalable, precision dendrimer nanostructures pioneered by DNT, called Priostar™. The Priostar™ dendrimers address industry needs for nanostructures to be manufactured in industrial volumes with a low cost-base. Priostar™ dendrimers, together with Starpharma's existing polylysine dendrimers, allow Starpharma to commercially exploit opportunities in a broad range of industries, from high margin pharmaceutical goods, to larger volume industrial applications.

The combined entity will focus on closing a number of potentially valuable commercial opportunities currently under discussion. Starpharma will also benefit from DNT's royalty streams from existing contracts with leading life-science companies. DNT's revenues from royalties and product sales were approximately A$1.25m in 2005.

2. *Increased US presence*

Prior to the transaction almost 10% of Starpharma's issued capital was held by US investors through the company's highly successful American Depositary Receipts (ADR) program. The DNT acquisition will increase the presence and profile of Starpharma in the United States, improving access to partners and capital markets. Starpharma also plans to appoint two new directors with North American corporate and capital markets experience to its Board. DNT's CEO, Dr. Robert Berry will remain with the company in charge of the U.S. subsidiary. Dr. Donald Tomalia, DNT's Chief Scientific Officer and the inventor of dendrimers will remain with the company to continue the development of the technology.

3. *Attractively priced transaction*

Starpharma is acquiring DNT at an attractive valuation by issuing existing DNT shareholders with equity in Starpharma, subject to various escrow provisions. This arrangement provides Starpharma shareholders with exposure to a broader range of revenue-generating opportunities at minimal dilution and allows DNT shareholders to continue sharing in the upside of the DNT portfolio through Starpharma's capital growth. Benefits to DNT include direct access to Starpharma's nano-pharmaceutical development and regulatory expertise, economies of scale and access to public market funding.

4. *The Dow Chemical Company becomes a substantial shareholder in Starpharma*

The acquisition will result in The Dow Chemical Company becoming a substantial shareholder in Starpharma. As part of the deal, Dow has agreed to enter into a tiered escrow arrangement over a 3-year period and has been granted the right to participate in any future capital raisings on a pro-rata basis during the escrow period.

5. *Significant development, commercialisation and other business synergies*

Development synergies for DNT and Starpharma will result from combining commercialisation efforts of the companies' respective product platforms, technology development expertise, IP portfolios and commercial leads and business opportunities. Starpharma was the first company in the world to have an Investigational New Drug (IND) application allowed by the U.S. Food and Drug Administration for a dendrimer-based pharmaceutical product, and works closely with the FDA's Nanotechnology Working Group. DNT also has developed a productive working relationship with the FDA. This expertise will be very beneficial in the commercial exploitation of the company's dendrimer portfolio for both pharmaceutical and other life-science applications.

6. *Extensive IP portfolio with existing royalty streams*

DNT currently owns the world's largest patent portfolio in the field of dendrimers as a result of the assignment to DNT of the Dow dendrimer patent portfolio and associated licenses in 2005. Following this acquisition Starpharma will benefit from DNT's royalty bearing agreements and will own a comprehensive IP portfolio that covers a broad spectrum of potential commercial applications for dendrimers. These will provide the company with a significant competitive advantage in the rapidly developing nanotechnology sector.

Transaction Details

Starpharma is to acquire the remaining 67% of DNT to increase its equity interest to 100%, through the offer of ordinary shares in Starpharma for a value of US$6.97 million. Post-transaction Dow will hold approximately 8.6% of Starpharma. The issue to DNT shareholders has been determined based on a VWAP (Volume Weighted Average Price) of Starpharma shares traded during the 5 trading days up to and including Monday October 2, 2006. The total number of Starpharma shares to be issued is 20.097 million. This represents approximately 13.6% of the issued capital of the company. These shares will rank equally in all respects with existing shares on issue. Shares issued as part of this transaction will be

subject to varying escrow arrangements of up to 3 years. Starpharma has also agreed a royalty arrangement with Dow for a proportion of existing DNT royalty streams for up to five years, providing Dow maintains its shareholding in Starpharma.

Completion Process and Timetable

Starpharma anticipates that the transaction will be completed within the next two weeks following approval from the DNT shareholders. Starpharma and Dow hold between them a majority of each class of DNT shares.

About DNT

Dendritic Nanotechnologies, Inc. (DNT) is committed to the development and commercialisation of new proprietary Priostar™ dendrimer technology to create innovative products with its business partners. DNT was incorporated in 2003, is a U.S. company with 16 employees, and is located in Mount Pleasant, Michigan. DNT's Chief Scientific Officer is Donald A. Tomalia, Ph.D., the inventor of dendrimers. DNT has a broad and comprehensive IP portfolio that comprises approximately 180 patents/applications issued and pending, comprising 32 case families—a unique level of IP concentration among nanotechnology companies—and has existing licensing agreements with established revenue streams for dendrimer technology.

DNT sells and licenses more than 200 of its dendrimer products to scientific innovators in academia, government and private institutions. DNT's revenues from royalties and product sales were approximately A$1.25m in 2005.

DNT also has an active development portfolio including:

- Targeted Ovarian Cancer Diagnostic and Delivery technology based on Priostar™ dendrimers
- Transfection reagents for siRNA
- Specialty chemical applications

DNT has developed a new family of dendrimers called Priostar™. This proprietary technology allows the company to develop a broad range of commercial applications that were previously not economically viable. The Priostar™ family of dendrimers serves as a major nanostructure platform with broad commercial applicability. These dendrimers are expected to find value in the industrial sector as they will help develop new products and improve existing technologies for applications such as surface coatings, sensors, surfactants, binders, antimicrobials, lotions, cosmetics, pigments, dyes, ion exchange media, and ultrafiltration. Last year, Frost & Sullivan awarded DNT the "Advanced Medical Applications Technology of the Year" Award for its work in developing and commercialising the Priostar™ family of dendrimers.

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of dendrimer-based nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of

Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

Dendrimers

A type of precisely-defined, branched, nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Media

Rebecca Wilson
Buchan Consulting
T: +61 2 9237 2800
M: +61 417 382 391
rwilson@bcg.com.au

Starpharma

Dr Jackie Fairley
Chief Executive Officer
T: +61 3 8532 2704

Ben Rogers
Company Secretary
T: +61 3 8532 2702
ben.rogers@starpharma.com

www.starpharma.com

Dendritic Nanotechnologies, Inc

Dr Robert Berry
Chief Executive Officer
T: +1 989.774.1799
berry@dnanotech.com
www.dnanotech.com.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

3 October 2006

STARPHARMA HOLDINGS LIMITED

TRADING HALT

The securities of Starpharma Holdings Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday 5 October 2006 or when the announcement is released to the market.

Security Code: SPL

Dean Litis
Senior Adviser, Issuers (Melbourne)

starpharma

3 October 2006

Mr Dean Litis
Senior Companies Advisor
Australian Stock Exchange Ltd
Level 3,
Stock Exchange Centre
Melbourne Vic 3000

Dear Dean,

REQUEST FOR TRADING HALT: STARPHARMA HOLDINGS LIMITED (ASX:SPL)

The company requests that its securities be placed in a trading halt for 48 hours pending the release of an announcement regarding a transaction.

The company is not aware of any reason why the trading halt should not be granted.

Yours sincerely,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LIMITED ABN 20 078 532 180
Baker Building, 75 Commercial Road, Melbourne, Victoria 3004
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: 03 8532 2700 Facsimile: 03 9510 5955 www.starpharma.com

File No. 82-34832

starpharma

Investee Company DNT Announces National Cancer Institute Contract

Melbourne, Australia: 29 September 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today released the attached announcement by investee company Dendritic Nanotechnologies Inc. ("DNT") regarding the award of a US$850,000 (A$1.1million) contract from the National Cancer Institute (NCI), part of the US National Institutes of Health. The contract is directed towards using DNT's Priostar™ dendrimers to develop a new generation of targeted diagnostic and therapeutic delivery technology for the early detection and treatment of epithelial ovarian cancer.

About Starpharma:

Starpharma Holdings Limited (**ASX:SPL, USOTC:SPHRY**) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has a 33% equity interest in the US company, **Dendritic Nanotechnologies, Inc. (DNT)**, which it founded with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia. . In 2005 the Dow Chemical Company assigned its entire dendrimer intellectual property portfolio into DNT and also holds a 30% equity stake in the company. DNT, a nano-materials company, has existing revenue streams from deals with leading organisations including Pfizer Inc, Sigma Aldrich; General Dynamics Corp., Qiagen, Dade Behring and the US Dept. Defense. Starpharma also holds equity in Dimerix Bioscience Pty Ltd – a drug development company specialising in G-Protein coupled receptors ("GPCRs").

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank. As at September 2006, 9.7% of Starpharma's issued capital was held via ADRs.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

dnt
DENDRITIC NANOTECHNOLOGIES INC.

FOR IMMEDIATE RELEASE

Dendritic Nanotechnologies Receives National Cancer Institute Contract to Develop Dendrimer-Based Diagnostic and Therapeutic Delivery System for Ovarian Cancer

Mount Pleasant, MI—Sept. 29, 2006—Dendritic Nanotechnologies Inc. (DNT) and the National Cancer Institute (NCI) have entered into a Small Business Innovation Research (SBIR) contract valued at $850,000. The project will use DNT's Priostar™ dendrimers to develop a new generation of targeted diagnostic and therapeutic delivery technology for the early detection and treatment of epithelial ovarian cancer. Annual U.S. expenditures for medical treatment of ovarian cancer are approximately $1.5 billion.

This marks the first time that dendrimer nanostructures will be used as both a diagnostic tool and a vehicle to deliver higher concentrations of therapeutic agents to cancerous cells. Current chemotherapy methods are often toxic to normal healthy cells and cause serious side effects as they perform their life-saving function of destroying diseased tissue. It is anticipated that dendrimers will be able to deliver therapies with precision and at a lower toxicity that minimizes damage to adjacent healthy cells.

DNT's Priostar™ dendrimer delivery system will be combined with a magnetic resonance imaging agent to create an improved product for detecting and monitoring cancerous tissue. A second product will be developed by combining the Priostar™ dendrimer with approved cancer-fighting drugs to improve and deliver the therapy for ovarian epithelial cancer. DNT expects this project will result in the filing of an Investigational New Drug (IND) application for the diagnostic imaging technology, and a subsequent IND for the therapeutic technology.

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY), a major equity holder in DNT, has already conducted a successful safety trial in humans for a separate dendrimer product, VivaGel™, a vaginal microbicide currently in development for the prevention of HIV and genital herpes. This trial was conducted under a U.S. Food and Drug Administration IND application. Starpharma is a leader in the application of dendrimers to human medicine and will provide nano-pharmaceutical development and regulatory expertise to DNT for the new anti-cancer product.

Epithelial ovarian cancer is the most lethal gynecologic cancer accounting for more deaths than endometrial and cervical cancers combined. Ovarian cancer is especially difficult to diagnose as it is not associated with any specific signs or symptoms; the vast majority of women are diagnosed in an advanced stage. The American Cancer Society estimated that 22,220 new ovarian cancer cases would occur in 2005 (equivalent to 1 new case every 23 minutes) with an overall mortality rate of 6 percent. The 5-year survival rate for women who are diagnosed with an advanced stage ovarian cancer is only 15 to 20 percent, whereas the 5-year survival rate for women who are diagnosed in an early stage of the disease approaches 90 percent.

"Research shows that early diagnosis and treatment of this cancer are critical determinants of whether the patient will survive this disease," said Dr. Robert Berry, CEO of DNT. "DNT's goal is to provide the oncologist with a sensitive, non-invasive diagnostic tool for the early detection and monitoring of patients. This approach should significantly improve the diagnostic imaging of early stage ovarian cancer tumors and the monitoring of therapeutic efficacy."

DNT's Priostar™ Dendrimer Technology

DNT announced its Priostar™ family of dendrimers (patents pending) in May 2005. The Priostar™ dendrimer technology is scalable and precise, and produces nanostructures with unprecedented functionality for carrying, attaching, and encapsulating diagnostic and therapeutic products. The Priostar™ dendrimer synthesis processes allow DNT to easily move from the laboratory to large-scale manufacturing with acceptable purity tolerances and at a price point that is sustainable.

Frost & Sullivan, a New York-based growth consulting company, recently awarded "Advanced Medical Applications Technology Innovation of the Year" to DNT. The analyst firm stated that: "DNT was awarded for its work in developing and commercializing the Priostar™ family. While nanotechnology in general has promised great advances, there are relatively few tangible products with clear and present applications. Moreover, many of these products cannot be cost-effectively produced in large enough volumes. DNT's dendritic nanostructures appear to serve as effective delivery vehicles *in vitro* and *in vivo* due to their specific, precise and predictable architecture."

Dendrimers

A type of precisely-defined, branched nanostructure. Dendrimers have demonstrated applications in the medical, electronics, chemicals, and materials industries.

Acknowledgement

This project has been funded in whole or in part with federal funds from the National Cancer Institute, National Institutes of Health, and the Department of Health and Human Services, under Contract No. HHSN261200622013C. The successful completion of this project may lead to the establishment of a new treatment option for ovarian cancer and may become an integral part of oncologists' standard treatment therapy for ovarian and other types of cancer.

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of dendrimer-based nanotechnology to pharmaceuticals. The company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of sexually transmitted infections, including HIV and genital herpes. VivaGel is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and targeted diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells). See www.starpharma.com

About DNT

Dendritic Nanotechnologies Inc. (DNT) is committed to the innovation, development and commercialization of its proprietary Priostar™ dendrimer technology to create new commercial products with business partners. DNT was incorporated in 2003, is a U.S. company with 16 employees, and is located in Mount Pleasant, Michigan. DNT's chief scientific officer, Donald A. Tomalia, Ph.D., is the inventor of dendrimers and led numerous commercial developments during a 25-year management and senior scientist career with The Dow Chemical Company. DNT has a broad and comprehensive IP portfolio that comprises more than 173 patents and 33 patent families—a unique level of IP concentration among nanotechnology companies—and has existing licensing agreements with established revenue streams for dendrimer technology. See http://www.dnanotech.com.

Media contact:

Tim Cox — Zing Public Relations — tim@zingpr.com
+1-650-369-7784 office — +1-650-888-6116 cell

starpharma

Release of securities under voluntary escrow

Melbourne, Australia: 26 September 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today confirmed that 7,112,000 fully paid ordinary shares are due to be released from voluntary escrow on 10 October 2006. These shares were issued to the Biomolecular Research Institute Limited (BRI) in exchange for Starpharma acquiring outright ownership of core technology relating to three key patent families owned by BRI. A 25% royalty that was payable to BRI under the original licence was also cancelled under the agreement.

BRI Chairman, John V Plunkett commented: "We are excited about the progress made to date by Starpharma, in taking the technology that was initially developed by scientists at the BRI into the product development phase, and we look forward to the next steps in commercialization."

The BRI shareholding currently represents 4.81% of the total issued shares in Starpharma.

About Starpharma:

Starpharma Holdings Limited (**ASX:SPL, USOTC:SPHRY**) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has a 33% equity interest in the US company, **Dendritic Nanotechnologies, Inc. (DNT)**, which it founded with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia. . In 2005 the Dow Chemical Company assigned its entire dendrimer intellectual property portfolio into DNT and also holds a 30% equity stake in the company. DNT, a nano-materials company, has existing revenue streams from deals with leading organisations including Pfizer Inc, Sigma Aldrich; General Dynamics Corp., Qiagen, Dade Behring and the US Dept. Defense. Starpharma also holds equity in Dimerix Bioscience Pty Ltd – a drug development company specialising in G-Protein coupled receptors ("GPCRs").

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank. As at September 2006, 9.7% of Starpharma's issued capital was held via ADRs.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

Release of securities under voluntary escrow

Melbourne, Australia: 26 September 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today confirmed that 7,112,000 fully paid ordinary shares are due to be released from voluntary escrow on 10 October 2006. These shares were issued to the Biomolecular Research Institute Limited (BRI) in exchange for Starpharma acquiring outright ownership of core technology relating to three key patent families owned by BRI. A 25% royalty that was payable to BRI under the original licence was also cancelled under the agreement.

BRI Chairman, John V Plunkett commented: "We are excited about the progress made to date by Starpharma, in taking the technology that was initially developed by scientists at the BRI into the product development phase, and we look forward to the next steps in commercialization."

The BRI shareholding currently represents 4.81% of the total issued shares in Starpharma.

About Starpharma:

Starpharma Holdings Limited (**ASX:SPL, USOTC:SPHRY**) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has a 33% equity interest in the US company, **Dendritic Nanotechnologies, Inc. (DNT**), which it founded with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia. . In 2005 the Dow Chemical Company assigned its entire dendrimer intellectual property portfolio into DNT and also holds a 30% equity stake in the company. DNT, a nano-materials company, has existing revenue streams from deals with leading organisations including Pfizer Inc, Sigma Aldrich; General Dynamics Corp., Qiagen, Dade Behring and the US Dept. Defense. Starpharma also holds equity in Dimerix Bioscience Pty Ltd – a drug development company specialising in G-Protein coupled receptors ("GPCRs").

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank. As at September 2006, 9.7% of Starpharma's issued capital was held via ADRs.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

"If I had a magic bullet to accelerate something it would be the microbicide."

Bill Gates, July 2006



VivaGel™
The product

Below HIV virus (purple) including gp-120 protein (yellow). Dendrimers are believed to bind to gp-120, preventing transmission of the HIV virus.



Starpharma's aim is for women to be able to use VivaGel™ (SPL7013 Gel) as a "Vaginal Microbicide" to protect themselves from sexually transmitted infections (STIs), such as genital herpes and HIV. There are currently no vaginal microbicides available to women.

A global medical problem

The spread of genital herpes and AIDS (caused by HSV-2 and HIV viruses respectively) continues apace, despite education campaigns designed to promote safe-sex messages and practices. Around the world, researchers in academia and industry have been attempting to develop vaccines for these diseases, so far with limited or no success.

Genital Herpes

Approximately 45 million Americans are infected with HSV-2. Genital herpes is a recurrent, lifelong viral infection and one of the most prevalent sexually transmitted infections, estimated to infect between 15% and 25% of male and female adults, respectively, in developed countries. This figure is expected to rise to almost 40% for males and 50% for females by 2025, unless effective preventive measures can reverse the trend. Additionally, HSV-2 infection can make people more susceptible to infection by HIV, making its prevention even more important.

HIV

HIV infection is a major health burden in both the Western world and developing countries. Approximately 40 million people worldwide are infected with HIV. In the US, AIDS is the number one cause of death among African-American women aged 25 to 34.

The United Nations has estimated that as many as 90 million people in Africa alone may be infected with HIV over the next 20 years if the spread cannot be stopped. AIDS is difficult and expensive to treat and there is no cure.

Prevention is better than cure

A new approach is required to control the spread of HIV/AIDS and genital herpes. With no available cure and limited success of existing strategies for prevention of HIV and HSV-2 infection, a vaginal microbicide is recognised as a key element in the fight to slow the spread of genital herpes and AIDS.

Starpharma's goal is to show that VivaGel™ is a safe and effective vaginal microbicide that women could use to protect themselves from these infections, and to address the problem at its source. Much work is already done: in very stringent animal models for these diseases the gel has proven very effective. It has also been successfully tested for safety in animals and in an initial human trial. Starpharma and expert partners are now working on a program to demonstrate safety in larger populations, and to determine whether VivaGel™ is in fact as effective in women as animal studies have indicated.

Another important feature of microbicides such as VivaGel™, if approved, is that it would be women who would most directly manage their use (unlike condoms), giving them more power to protect themselves from Sexually Transmitted Infections ("STIs").

VivaGel™ would be used with a single-use, pre-filled vaginal applicator. The economics of the product – active ingredient, formulation and applicator – are seen to be well matched to a mass market application.

VivaGel™ has also been shown to be a contraceptive in rabbits, and compatible with condoms in laboratory tests.

The active ingredient of VivaGel™ is a dendrimer. Dendrimers are carefully-assembled tiny particles with many potential applications in medicine and industry.

The surface of the active dendrimer in VivaGel™ is covered with regions that are thought to bind to the HIV or HSV-2 viruses. Scientists believe that the microbicidal activity already proven in animals arises because the viruses cannot enter cells when the dendrimer is attached, and so cannot cause infection.

"You shouldn't wait for a vaccine"

Eric Goemaere,
Médecins Sans Frontières,
July 2006 on the future of
HIV medicine.



VivaGel™ clinical trial commencing for HSV-2 San Francisco
Microbicide safety test development Texas
VivaGel™ finished product manufacturing Kentucky
Dendritic NanoTechnologies Inc Head Office Michigan
Additional Microbicide indication development Baltimore Maryland
NIH Funding – HSV-2 Bethesda Maryland
NIH Funding – HIV Bethesda Maryland
FDA designates VivaGel™ "Fast Track" Maryland
VivaGel™ contraceptive testing Baltimore, Maryland
Microbicide safety testing Washington State
Further VivaGel™ patents issued Europe
VivaGel™ clinical trial commencing for HSV-2 Kisumu, Kenya
VivaGel™ clinical trial planned for HIV Bangkok Thailand
Clinical trial commencing for HIV Melbourne
Starpharma Head Office Melbourne
Additional Microbicide indication development Melbourne
VivaGel™ active ingredient manufacturing Wellington

VivaGel™ Progress to market

Below *A representation of VivaGel™'s active ingredient SPL7013. Shown here in red and yellow are active groups that are believed to bind to HIV and HSV-2 viruses, rendering them inactive.*



The VivaGel™ (SPL7013 Gel) development plan is conducted with the aim of approval by the US-based Food and Drug Administration and other major regulatory authorities around the world. Starpharma works closely with these authorities to ensure that their needs are properly met in the data that is compiled.

The program for VivaGel™'s clinical development includes trials in both developing and developed countries: USA, Kenya, Thailand and Australia. The data from all these locations will be drawn upon to support the case for its approval for marketing.

The map (opposite) illustrates the global nature of VivaGel™ related activities.

Beyond the safety trial in men and the genital herpes safety trial in women described previously, a number of further clinical trials are proposed to start in the coming year, including a safety trial in HIV positive women conducted through the Thai Red Cross Aids Research Centre in Bangkok.

VivaGel™ development timeline

Previously	Extensive safety and efficacy trials in animals. Phase I randomized clinical trial involving 36 healthy female volunteers showed VivaGel™ to be safe and well tolerated over a range of doses of active component, when applied vaginally once daily for seven consecutive days.
October 2005	Starpharma received an award of A$26 million toward the development of VivaGel™ from the National Institute of Allergy and Infectious Diseases of the US NIH. This is one of the largest awards ever made in Australia by the NIAID. The NIH is the primary Federal agency in the US for conducting and supporting medical research, comprising 27 institutes and centres.
January 2006	VivaGel™ was designated as a Fast Track product by the US FDA for use against HIV, meaning that the New Drug Application to the FDA can be reviewed within a shorter time period (as short as 6 months compared to a more usual 13).
April 2006	Starpharma signed a second agreement with the NIAID for clinical trial funding of VivaGel™ for genital herpes.
*July 2006	In a recent independent study undertaken at Johns Hopkins University in the USA, the active ingredient in VivaGel™, SPL7013, exhibited a potent contraceptive effect in animals. The proposition that VivaGel™ could provide protection from STIs and also contraceptive protection may make the product particularly attractive to women.
*July 2006	The FDA allowed an IND to conduct a clinical trial for genital herpes. The trial will be run concurrently in Kenya (Kisumu), and the USA (San Francisco), and is expected to commence shortly.
*August 2006	Commencement of a safety trial in men for VivaGel™ following successful review by local ethics committees, the FDA and the NIH.

* Post June 30 2006 events

Nanotechnology:
"Research and technology development at the atomic, molecular or macromolecular levels, in the length scale of approximately 1–100 nanometer range.

Creating and using structures, devices and systems that have novel properties and functions because of their small and/or intermediate size.

Ability to control or manipulate on the atomic scale."

US National Nanotechnology Initiative definition of nanotechnology.



Dendrimer Nanotechnology

Potential applications of Dendrimers

Personal and Household
- Cleaners and lotions
- Cosmetics
- Pigments and Dyes
- UV absorber
- Sacrificial Carrier (Nutritionals)
- Surfactancy
- Improved binders

Medical and Health
- Pharmaceuticals
- Diagnostic imaging
- Diagnostic sensing
- Drug delivery
- Drug discovery
- Remote and in-vivo devices
- Transfection
- Tissue engineering
- Controlled release

Environment
- Chemical sensors and biosensors
- Environmental sensing
- Remediation
- Clean water (ion exchange)
- Clean air (super absorbers)
- Improved catalysts

Energy and Electronics
- Fuel cells (membranes, catalysts)
- Energy storage (hydrogen)
- Solid state lighting
- Thermal management for devices
- LEDs, displays, Electronic inks
- Interlayer dielectric, Photoresistors
- Molecular Electronics
- Telecom devices (waveguides)

Food and Agriculture
- Targeted, non-toxic biodegradable pesticides, herbicides
- Time-release fertilizers and pesticides
- Packaging (microbe resistant plastics)
- Freshness, Contamination, and/or tampering sensors
- Delivery of genes and drugs to plants and animals

Chemicals and Manufacturing
- High performance Chemical Catalysis
- Chemical Separations
- Filtration Systems
- Petrochemical Processing (nanocatalysts)
- Toxic leak sensors
- Highly selective control sensors


Dendrimers

Nanotechnology can be defined as the manipulation of matter at the atomic level. It can also be defined with reference to a size: nano-products or their components are in the 1-100 nanometre range (i.e. from 1 billionth of a metre, to one hundred times this size.)

Dendrimers are nanoscale molecular building blocks with precisely defined properties. They have applications in fields as diverse as energy, electronics, food, agriculture, fine chemicals, manufacturing, environmental engineering, medicine, health, as well as personal and household applications.

Many of Starpharma's dendrimers are constructed using one of the body's own building blocks, a constituent of protein called lysine. Starpharma constructs dendrimers by taking a small core molecule, then repeatedly adding the lysine branching unit until a spherical nanoparticle is created. The well-defined method of construction means each nanoparticle is identical: it is this fundamental manipulation of atoms into a nanoscale structure that gives dendrimers their versatility, reproducibility and power.

Starpharma has focused its dendrimer research efforts to capture value from applications of nanoparticles in pharmaceutical and bioscience markets. Other applications are exploited through its investee company Dendritic Nanotechnologies Inc (DNT).

Illustrative areas of Starpharma's dendrimer patent protection

VivaGel™	Dendrimers as Drug Modifiers	Dendrimers as Drugs	Other Life Science Applications
• Composition of matter • STI Prevention HIV HSV-2 Other STIs • Contraception • Condom coatings	• Drug Delivery • ADME[1] engineering and Pharmacokinetic modification • Solubility enhancement • GPCRs	• Angiogenesis inhibitors Age-related Macular Degeneration Oncology Inflammation Other • Anti-toxins	• The creation of macromolecules with highly defined, structural surfaces • Targeted diagnostics

[1] ADME Adsorption, Distribution, Metabolism and Excretion

Refer to pages 82 to 84 for a full list of Starpharma Patents

Intellectual Property (IP)

During the year the Company significantly enhanced its patent portfolio as a result of filing a further twelve patent applications. These applications have arisen as a result of the Company's further substantial development of its dendrimer technologies in high value applications. In additon, the Company's patent portfolio has been enhanced by the granting of various patents in a range of jurisdictions. As at the date of this report the Company owns 19 patent families consisting of 36 granted patents and 60 pending applications.

This augments the 196 dendrimer patents transferred to DNT by the Dow Chemical Company in 2005, from which Starpharma has all rights for polyvalent pharmaceutical applications.



"Dendrimers can be prepared with the precision of small organic molecules, yet they behave like macromolecules"

B.Helms and E.W. Meijer, *Science*, August 2006

Growth Strategy

Below *Artist's impression of the dendrimer SPL7013 binding to HIV surface proteins to inactivate them. Without active surface proteins HIV cannot infect human cells.*



Platforms and Products
Starpharma has created a number of nanotechnology "platforms" that meet important challenges in today's pharmaceutical and life-science industries. As well as making them available to partners, Starpharma applies these platforms within its own laboratories to address specific human diseases. VivaGel™ is the most advanced such product. Both the compounds arising from this pipeline and also the underlying platforms can yield revenues from licensing.

Nanotechnology Platforms
Dendrimers are well-defined molecules with many surface attachment locations. They can be "adaptors" connecting different elements together into a multifunctional molecule. This capability is of value in many pharmaceutical and life-science applications but historically has been difficult to achieve reproducibly. Starpharma's technology provides this capability, and it is being developed as four principal platforms.

Drug Delivery
Many drugs would be enhanced if more accurately directed to their target tissues. Efficacy could be increased and toxicity reduced. Dendrimers may be a good choice for drug delivery: they may be used to transport drugs through the body, to be released at an appropriate site or time. Starpharma has demonstrated that both small molecule drugs and "biologicals" can be attached to dendrimers. Biologicals – peptides, proteins and other compounds derived from biological sources such as antibodies – are of particular significance because of growing interest in their use, particularly in chronic diseases such as Rheumatoid Arthritis and Cancer.

ADME Engineering™
The properties of a drug can be modified by attaching it to a dendrimer more permanently. Starpharma refers to this technique as ADME Engineering™ (ADME: "Absorption, Distribution, Metabolism, Excretion"). For example, the rate at which the body expels a drug can be minimised allowing reduced dosing frequency. Alternatively a drug can be excluded from certain tissues or organs. This technology has been demonstrated in a number of applications by Starpharma and the company is now investigating opportunities to apply ADME Engineering™ within our partners' development programmes.

Targeted Diagnostics
Diagnostic imaging tools like MRI and PET scans allow today's clinicians to deliver better patient outcomes through earlier intervention and more tailored therapies. The success of this approach is governed by the quality of the images from the scans. By introducing "contrast agents" into the body – scan-visible compounds which target defined tissues - the scans can be enhanced. Starpharma's Targeted Diagnostics platform offers the opportunity to connect "targeting" molecules to multiple "signaling" molecules to improve scan images and quality of care.

Polyvalency
Another beneficial property of dendrimers is "polyvalency". By arranging multiple copies of a binding group on the surface of the dendrimer, multiple simultaneous target-binding events can be achieved (rather like Velcro™) yielding potency far beyond that of a single binding group. VivaGel™'s active ingredient SPL7013 exemplifies this approach: its surface groups have strong anti-viral properties when multiply-presented on SPL7013, but not as free molecules.

Biotechnology Product Applications
Starpharma's "in-house" applications of these platforms include:

Cancer Therapeutics – (based on Drug Delivery and ADME Engineering™ platforms)
Starpharma is using dendrimers to improve the characteristics of existing anticancer drugs. Attaching established, marketed oncology drugs to dendrimers may make these drugs easier to administer whilst being safer and more effective for the patient.

Ophthalmic Diseases – (based on Polyvalency platform)
Starpharma has a range of dendrimer molecules under development that have been shown to reduce angiogenesis in *in vivo* assays. One indication for this mode of action is in ophthalmic disorders such as Age-related Macular Degeneration (AMD) – a disease with an estimated 15 million sufferers in the U.S. alone – and Starpharma will work with specialist partners to assist in the development of this and other ophthalmic applications of dendrimers.

Anti-virals – (based on Polyvalency platform)
Starpharma's dendrimers have already demonstrated convincing *in vivo* antiviral activity in VivaGel™. Starpharma's dendrimer library has also shown *in vitro* or *in vivo* activity against many other viruses in early studies beyond HIV and HSV-2, including in RSV, influenza, Hepatitis B, and other widespread, lethal viral disorders. Starpharma will work with partners to advance these opportunities into preclinical and clinical studies.

Cardiovascular Diagnostics – (based on Targeted Diagnostic platform)
Starpharma is developing a dendrimer based contrast agent for targeted cardiovascular diagnostics in association with a specialist organisation in the area of cardiac health.

“The majority of dendrimer IP is pooled in one company, Dendritic Nanotechnologies (DNT)”

Lux Research, 2006



Dendritic Nanotechnologies Inc

Below *Artists impression of a "polyvalent" dendrimer forming multiple Velcro-like interactions with proteins in a cell membrane.*



Dendritic Nanotechnologies Inc (DNT) is a US based company founded by Starpharma and dendrimer pioneer Don Tomalia, to commercialise applications of dendrimers in pharmaceutical as well as industrial settings. In 2005 the Dow Chemical Company became a major share holder of DNT, assigning its entire dendrimer IP portfolio to DNT in the process.

DNT also has particular value to Starpharma providing a US base with important commercial and financial linkages.

Starpharma identifies four key classes of assets associated with DNT:

A dominance of the Intellectual Property landscape with over 100 dendrimer nanotechnology patents.
The portfolio was initially established by Dr Donald Tomalia and the Dow Chemical Company and was assigned by Dow in its entirety to DNT in exchange for a share of the company's equity. As well as sharing in the profits that will accrue from this dominant position, Starpharma has exclusive right to existing and future polyvalent pharmaceutical applications of dendrimers.

Established revenue streams
DNT receives revenue each year both through sales of dendrimer material, and through existing licensing agreements. As well as providing a contribution to the company's bottom line, this revenue stream supports the view that dendrimers are already a viable commercial proposition. This is a major differentiator compared to many other nanotechnology companies today.

Relationships with key industry corporations
DNT has a range of valuable commercial, research and development relationships, including with:

- Pfizer,
- Sigma-Aldrich,
- Dharmacon,
- Dade Behring,
- Lumera, and
- Qiagen

DNT also has established relationships with other organization such as the NIH, the National Cancer Institute, the US Army and Caltech.

Priostar™
Priostar™ is a particularly robust, low-cost, versatile class of dendrimers very well suited to large scale, industrial applications. DNT is currently in commercial discussions with a number of potential partners to apply this technology in the areas of plastics, high performance oil, and household products.



Extract from DNT's product catalogue

Left to right
Guy Krippner
Tom McCarthy
Tim Grogan
Paul Barrett
Jeremy Paull
Jackie Fairley
Nigel Baade
Ben Rogers

Headed by recently appointed CEO, Dr Jackie Fairley, Starpharma's management team provides the expertise and experience necessary to fulfill its commitment to create value, through the development and commercialisation of new pharmaceutical products based on dendrimers.

Jackie Fairley Chief Executive Officer
B Sc , B VSc (Hons), MBA
Jackie has over 15 years' experience in the pharmaceutical and biotechnology industries working in business development and senior management roles with companies including CSL and Faulding (now Mayne Pharma). Before joining Starpharma in 2005 she was Chief Executive Officer of Cerylid Biosciences. She also spent 5 years as a Vice President for Faulding's injectable division and 5 years with CSL in various executive roles. Jackie holds first class honours degrees in Science (pharmacology/pathology) and Veterinary Science, and has an MBA from the Melbourne Business School where she was the recipient of the Clemenger Medal.

Nigel Baade Financial Controller
B Com, CPA, Grad Dip Arts (Development)
Nigel Baade is a CPA qualified accountant with experience in the pharmaceutical and biotechnology industries. His previous roles have included Finance Manager of Cerylid Biosciences; and Manager Accounting, International Business Development for Faulding (now Mayne Pharma). Prior to joining Starpharma in January 2006, Nigel held a commercial planning role with multinational, Hagemeyer.

Paul Barrett Vice President Business Development
B Sc (Hons), Ph D
Paul has 6 years' experience in marketing and business development gained in both start-up and multinational technology companies in the UK. His employers have included Nortel Networks, Smiths Industries Aerospace and Bookham Technology. His doctoral and post-doctoral studies were conducted at Heriot-Watt University and the University of Oxford, UK. Paul's technical publications range from molecular biology and bioinformatics to photonics and telecommunications.



Management Team

Tim Grogan Vice President Commercial Development and Licensing *LLB, B Sc*
Tim has had extensive experience in business and technology management including positions at Monsanto Australia Ltd, Freehill Hollingdale & Page and as a Director of Ag-Seed Research Pty Ltd. Tim was a driving force behind Starpharma's venture with Donald Tomalia, Ph.D. which resulted in the establishment of DNT. Tim completed his law and science degrees at Melbourne University and was admitted as a Barrister and Solicitor of the Supreme Court of Victoria and High Court in 1991.

Guy Krippner Head of Chemistry *BSc (Hons), Ph D*
Prior to joining Starpharma in 2002 Guy headed Prana's chemistry program targeting Alzheimer's disease. Previously he was a Senior Research Scientist at Biota Holdings Ltd developing antiviral therapeutics and diagnostics. Guy's doctoral and post doctoral research was conducted at the University of Adelaide, South Australia and the University of Oxford, UK.

Tom McCarthy Vice President Drug Development *B Sc (Hons), Ph D*
Tom joined Starpharma in 2001. He is Principal Investigator of Starpharma's NIH grant "Development of Dendrimer and Combination Microbicides, and of a US$20.3M NIH contract to develop VivaGel™. Prior to Starpharma at the Biomolecular Research Institute Tom managed the discovery chemistry aspects of in-house and collaborative projects, including with Prana Biotechnology Ltd and the Austin Research Institute. Tom's early research was conducted at the University of Oxford, UK and at CSIRO, Australia.

Jeremy Paull Vice President Regulatory and Clinical Affairs *B Sc (Hons), Ph D*
Jeremy has several years' experience in regulatory affairs and quality assurance, gained at Starpharma and previously at another Australian biotechnology company, Norwood Abbey. At Starpharma, Jeremy has been instrumental in the VivaGel™ development program since its inception, and was responsible for the implementation of the first clinical trials conducted by Starpharma under the IND. At Norwood Abbey he worked on the development of a medical device which was approved to improve transdermal drug delivery. Jeremy received a Ph.D. in Pharmacology from Monash University.

Ben Rogers Company Secretary and Chief Financial Officer
Ben Rogers has extensive experience in finance and human resources management with the CSIRO research laboratories in Victoria, South Australia, and Western Australia. He also operated his own consulting business providing services to Co-operative Research Centres and CSIRO Divisions. Ben joined Starpharma on commencement of operations in April 1997 and was appointed to the position of Company Secretary in February 1998.



Directors' report

Your directors have pleasure in presenting this report on the consolidated entity consisting of Starpharma Holdings Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Directors

The following persons were directors of Starpharma Holdings Limited ("the Company") during the whole of the financial year and up to the date of this report:

P T Bartels (Chairman)
P M Colman
R Dobinson
L Gorr
P J Jenkins
J W Raff

J K Fairley was appointed a director on 1 July 2006 and continues in office at the date of this report.

Principal Activities

The principal activities of the Company consist of investment in, and management and funding of dendrimer based research, development and commercialisation. Activities within the Company are directed towards the development of precisely defined nano-scale materials for use in pharmaceutical applications, with a particular focus on the development of topical vaginal microbicides for the prevention of HIV and other sexually transmitted diseases. These activities are managed by the wholly owned subsidiary Starpharma Pty Ltd.

Dividends

No dividend has been paid or declared during or since the end of the financial year.

Review of Operations

Information on the operations and financial position of the Group and its business strategies and prospects is set out in the review of the operations and activities on pages 2 to 18 of this annual report.

Operating Loss

For the year ended 30 June 2006 the consolidated entity incurred an operating loss after income tax of $7,522,789 (June 2005: $7,747,791).

Significant changes in the state of affairs

In the opinion of the directors there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review not otherwise disclosed in this report or in the financial statements.

Matters subsequent to the end of the financial year

On 1 July 2006, Dr J W Raff retired as Chief Executive Officer (CEO) of the Company and the Chief Operating Officer, Dr J K Fairley, was appointed to the position of CEO. Dr Fairley was also appointed as a director. Dr Raff remained a director of the Company and accepted the role of Deputy Chairman of the Board.

No further matters or circumstances have arisen since 30 June 2006 that have significantly affected, or may significantly affect:

1. the consolidated entity's operations in future financial years, or
2. the results of the operations in future financial years, or
3. the consolidated entity's state of affairs in future financial years.

Likely developments and expected results of operations

In the opinion of the directors, the consolidated entity will continue its activities as described. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Regulatory Environment

There were no significant changes in laws or regulations during 2005/06 or since the end of the year affecting the business activities of the consolidated entity, and the directors are not aware of any such changes in the pipeline.

Environmental regulation

The Company recognises the importance of environmental issues and is committed to the highest levels of performance. There are adequate systems in place to ensure compliance with Commonwealth and State environmental regulations and the Directors are not aware of any breach of applicable environmental regulations by the consolidated entity.

Legal

At the date of the Directors' Report there are no significant legal issues.

Health and Safety

The Board, CEO and senior management team of Starpharma are committed to providing and maintaining a safe and healthy working environment for the Company's employees and anyone entering its premises or with connection to the Company's business operations. The Company has adopted an Occupational Health and Safety (OH&S) Policy and has established an OH&S Committee as part of its overall approach to workplace safety. Further details of the Company's policy and practices are set out in the corporate governance statement on page 39 of the annual report.

Information on Directors

Peter T Bartels, ***AO***
Chairman – Non-executive, Age 65.

Experience and expertise
Independent non-executive director and Chairman for three years. Previously CEO and Managing Director of Coles Myer Ltd and before that CEO and Managing Director of Fosters Brewing Company Ltd. Has also had broad-based experience in the pharmaceutical industry in previous roles with DHA Pharmaceuticals and Abbott Laboratories. Chairman of the Australian Sports Commission and the Australian Institute of Sport. Past chairman of the Commonwealth Heads of Government Committee for Sport and the Women's and Children's Health Service.

Other current directorships
None.

Former directorships in last 3 years
None.

Special Responsibilities
Chairman of the Board.
Member of remuneration & nomination committee.

Interests in shares and options
109,804 ordinary shares in Starpharma Holdings Limited

John W Raff
Dip. Ag. Sc., BSc., PhD.
Executive director (until 30 June 2006)
Non-executive director, (from 1 July 2006) Age 57.

Experience and expertise
Chief Executive Officer for nine years until retirement on 1 July 2006. Previously General Manager of the Biomolecular Research Institute. Co-founder, director and major shareholder of a technology based agricultural seed company. Also founder and investor in a number of other start-up technology companies.

Other current directorships
None.

Former directorships in last 3 years
None.

Special Responsibilities
Deputy Chairman
Non-executive director of Dendritic Nanotechnologies, Inc.
Member of research committee (until 30 June 2006)

Interests in shares and options
5,381,689 ordinary shares in Starpharma Holdings Limited

Peter M Colman
BSc(Hons), PhD, FAA, FTSE.
Independent non-executive director, Age 62.

Experience and expertise
Non-executive director for nine years. Head, Structural Biology Division, The Walter & Eliza Hall Institute of Medical Research. Former Executive Director, Biomolecular Research Institute. Published widely in the field of structural biology. In 1983 his Laboratory determined the structure of the surface proteins of influenza virus, and a major result of that work was the discovery of Relenza. One of the founding directors of Biota Holdings Limited.

Other current directorships
None.

Former directorships in last 3 years
None.

Special Responsibilities
Member of research committee.
Non-executive director of Dendritic Nanotechnologies, Inc.

Interests in shares and options
5,992,286 ordinary shares in Starpharma Holdings Limited

Ross Dobinson
B. Bus (Acc)
Independent Non-executive director, Age 54.

Experience and expertise
Non-executive director for nine years. Merchant banker with a background in investment banking and stockbroking. Has acted as corporate director for two leading stockbrokers, and was an executive director of the NAB's corporate advisory subsidiary. Later headed the Corporate Advisory Division of Dresdner Australia Ltd. Managing Director of TSL Group Ltd, a corporate advisory company specialising in establishing and advising life sciences companies. Also a director of a number of unlisted companies.

Other current directorships
Non-executive director of two other public companies: Acrux Ltd (director since 2000 and Chairman since 31 January 2006) and Roc Oil Company Limited (director since 1997).

Former directorships in last 3 years
None.

Special Responsibilities
Chairman of audit & risk management committee.
Chairman of remuneration & nomination committee.

Interests in shares and options
2,905,976 ordinary shares in Starpharma Holdings Limited

Leon Gorr
B. Juris, LLB, M.Admin
Independent non-executive director, Age 62.

Experience and expertise
Non-executive director for five years. Non-executive director of Starpharma Pty Ltd for nine years. Senior Partner, Herbert Geer & Rundle. 33 years' experience as a solicitor. Extensive experience in providing advice on the negotiation and interpretation of technology licensing agreements. Clients include investors in, and advisors to the biotechnology industry.

Other current directorships
None.

Former directorships in last 3 years
None.

Special Responsibilities
Member of audit & risk management committee.
Member of remuneration & nomination committee.

Interests in shares and options
5,204,704 ordinary shares in Starpharma Holdings Limited

Information on Directors (continued)

Peter J Jenkins
MB, BS (Melb), FRACP
Independent Non-executive director, Age 60.

Experience and expertise
Independent non-executive director for nine years. Consultant physician and gastroenterologist. Holds clinical and research positions with the Alfred Hospital and has held clinical positions with the Baker Medical Research Centre. Former judge of the Australian Technology Awards. Executive Director of AusBio Ltd, an unlisted public biotechnology company.

Other current directorships
Non-executive director of bio-pharmaceutical company Anadis Ltd (director since 1994).

Former directorships in last 3 years
None.

Special Responsibilities
Chairman of research committee.
Member of audit & risk management committee.

Interests in shares and options
1,635,608 ordinary shares in Starpharma Holdings Limited

Jacinth K Fairley
B.Sc., B.V.Sc.(Hons), MBA
Chief Executive Officer (From 1 July 2006), Age 43.

Experience and expertise
Chief Operating Officer of Starpharma from 4 July 2005 to 30 June 2006. Over 15 years' experience in the pharmaceutical and biotechnology industries working in business development and senior management roles with companies including CSL and Faulding (now Mayne Pharma). Former Chief Executive Officer of Cerylid Biosciences. 5 years as a Vice President for Faulding's injectable division and 5 years with CSL in various executive roles. She holds first class honours degrees in Science (pharmacology/pathology) and Veterinary Science, and has an MBA from the Melbourne Business School where she was the recipient of the Clemenger Medal.

Other current directorships
None

Former directorships in last 3 years
None.

Special Responsibilities
Chief Executive Officer
Member of research committee (from 1 July 2006)

Interests in shares and options
5,000 ordinary shares in Starpharma Holdings Limited
300,000 options over ordinary shares in Starpharma Holdings Limited
500,000 options over ordinary shares in Starpharma Holdings Limited (subject to shareholder approval at the next Annual General Meeting of the Company)

Company Secretary

The Company Secretary is Mr Ben Rogers. Age 58. He has extensive experience in finance and human resources management with CSIRO research laboratories in Victoria, South Australia and Western Australia. He also operated his own consulting business providing services to Co-operative Research Centres and CSIRO Divisions. Mr Rogers joined Starpharma on commencement of operations in April 1997 and was appointed to the position of Company Secretary in February 1998. He is a member of the senior management team with responsibilities that include the role of Chief Financial Officer.

Meetings of Directors

The number of meetings of the Company's Board of directors and of each committee held during the year ended 30 June 2006, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of committees					
			Audit & risk management		Remuneration & nomination		Research	
	A	B	A	B	A	B	A	B
P T Bartels	12	13	*	*	3	3	*	*
P M Colman	13	13	*	*	*	*	8	9
R Dobinson	13	13	3	3	3	3	*	*
L Gorr	11	13	2	3	2	3	*	*
P J Jenkins	12	13	3	3	*	*	8	9
J W Raff	13	13	*	*	*	*	7	9

Key

A = Number of meetings attended

B = Number of meetings held during the time the director held office or was a member of the committee during the year.

* = Not a member of the relevant committee.

Retirement, election and continuation in office of Directors

Mr Peter Bartels retires by rotation as director at the annual general meeting and, being eligible, offers himself for re-election.

Dr John Raff retires by rotation as director at the annual general meeting and, being eligible, offers himself for re-election.

Dr Jacinth Fairley was appointed a director on 1 July 2006. In accordance with the Constitution Dr Fairley retires as a director at the annual general meeting and, being eligible, offers herself for re-election.

Remuneration report

The Remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration
B. Details of remuneration
C. Service Agreements
D. Share-based compensation
E. Additional Information

The information provided under headings A–D includes remuneration disclosures that are required under AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A. Principles used to determine the nature and amount of remuneration

The objective of the company's remuneration policy is to ensure appropriate and competitive reward for the results delivered. The remuneration and nomination committee, consisting of three independent non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Directors' fees

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees consist of a base yearly amount plus additional amounts for membership of board committees or membership of boards of associated entities. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-executive directors do not receive share options or bonuses.

Non-executive directors' fees are reviewed annually by the Board, but have not been increased since 1 January 2004. Fees and payments are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The aggregate amount currently stands at $350,000 which was approved by shareholders on 19 November 2003. This amount (or some part of it) is to be divided among the non-executive directors as determined by the Board. The aggregate amount currently paid to non-executive directors is $240,000 per annum.

Non-executive directors do not receive any performance-related remuneration.

Executive pay

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Group's operations.

The executive pay and reward framework comprises:

- base pay and benefits,
- short term performance incentives,
- long term incentives through participation in the Starpharma Employee Share Option Plan, and
- superannuation.

Factors taken into account in determining remuneration packages include demonstrated record of performance against targets and key performance indicators (KPIs), internal relativities, data from a national biotechnology salary survey and the Company's ability to pay. Service agreements for executives do not include pre-determined bonus or option allocations, but bonuses may be awarded, or options offered at the end of the performance review cycle for specific contributions, or upon achievement of a significant Company milestone at the discretion of the Board and in line with the principles disclosed in the directors' report.

Starpharma Employee Share Option Plan

Information on the Starpharma Employee Share Option Plan is set out in note 36 to the financial statements.

Performance review and development

Executives and all other staff participate in a formal two stage performance review and development process consisting of an objectives planning and development session at the commencement of the annual cycle and a performance and pay review towards the end of the cycle.

B. Details of remuneration

Details of the nature and amount of each element of the remuneration of each director of Starpharma Holdings Limited and the key management personnel (as defined in AASB 124 *Related Party Disclosures*) of the Company and the consolidated entity are set out in the following tables.

The key management personnel of Starpharma Holdings Limited includes the directors as per pages 21 to 23.

The key management personnel of Starpharma Holdings Limited Group includes the directors as per pages 21 to 23 above and the following executive officers, which includes the five highest paid executives of the entity:

N J Baade	J K Fairley	G Y Krippner	J R Paull
C P Barrett	O T Grogan	T D McCarthy	B P Rogers

Key management personnel of Starpharma Holdings Limited

2006	Short-term benefits			Post-employment	Share-based payment	
Name	*Cash salary and fees* $	Cash bonus $	Non-monetary benefits $	Superannuation $	Options $	**Total $**
Non-executive directors						
P T Bartels *Chairman*	–	–		80,000	–	**80,000**
P M Colman	36,697	–		3,303	–	**40,000**
R Dobinson	40,000	–		–	–	**40,000**
L Gorr	36,697	–		3,303	–	**40,000**
P J Jenkins	36,697	–		3,303	–	**40,000**
Subtotal non-executive directors	150,091			89,909		**240,000**
Executive directors						
J W Raff	258,500	–	110,420	96,215[A]	–	**465,135**
Totals	408,591	–	110,420	186,124	–	705,135

There were no retirement benefits paid during the year ended 30 June 2006.

[A] $49,983 of $96,215 contributed to J Raff's superannuation was the result of a bonus.

B. Details of remuneration (continued)

Key management personnel of Starpharma Holdings Limited or subsidiary companies

2006	Short-term benefits			Post-employment	Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Options $	**Total $**
Non-executive directors						
P T Bartels *Chairman*	–	–		80,000	–	**80,000**
P M Colman	36,697	–		3,303	–	**40,000**
R Dobinson	40,000	–		–	–	**40,000**
L Gorr	36,697	–		3,303	–	**40,000**
P J Jenkins	36,697	–		3,303	–	**40,000**
Subtotal non-executive directors	150,091			89,909		**240,000**
Executive directors						
J W Raff	258,500	–	110,420	96,215[A]	–	**465,135**
Other Key Management Personnel						
J K Fairley[1] (from 4/7/05–30/6/06)	233,776	24,000	4,552	38,340[B]	21,602	**322,270**
O T Grogan	163,749	–	26,881	28,648	11,962	**231,240**
B P Rogers	106,681	10,000	34,225	20,991	41,170	**213,067**
T D McCarthy	119,882	10,000	27,700	32,019[C]	18,714	**208,315**
G Y Krippner	103,872	–	25,030	11,187	37,427	**177,516**
J R Paull	113,088	10,000	4,602	29,411[D]	14,971	**172,072**
C P Barrett[2] (from 18/7/05–30/6/06)	102,361	–	–	11,832	7,494	**121,687**
N J Baade[3] (from 16/1/06–30/6/06)	43,162	–	1,860	7,155	–	**52,177**
Totals	1,395,162	54,000	235,270	365,707	153,340	**2,203,479**

There were no retirement benefits paid during the year ended 30 June 2006.

[A] $49,983 of $96,215 contributed to J W Raff's superannuation was the result of a bonus.

[B] $15,000 of $38,340 contributed to J K Fairley's superannuation was the result of a bonus.

[C] $10,000 of $32,019 contributed to T D McCarthy's superannuation was the result of a bonus.

[D] $10,000 of $29,411 contributed to J R Paull's superannuation was the result of a bonus.

[1] J K Fairley was appointed Chief Operating Officer on 4 July 2005.

[2] C P Barrett was apponted VP, Business Development on 18 July 2005.

[3] N J Baade was appointed Financial Controller on 16 January 2006.

B. Details of remuneration (continued)

Key management personnel of Starpharma Holdings Limited or subsidiary companies

2005	Short-term benefits			Post-employment	Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation $	Options $	**Total $**
Non-executive directors						
P T Bartels Chairman	–	–		80,000	–	**80,000**
P M Colman	36,697	–		3,303	–	**40,000**
R Dobinson	40,000	–		–	–	**40,000**
L Gorr	36,697	–		3,303	–	**40,000**
P J Jenkins	36,697	–		3,303	–	**40,000**
Subtotal non-executive directors	150,091			89,909		**240,000**
Executive directors						
J W Raff	269,000	–	78,524	92,350[A]	–	**439,874**
Other Key Management Personnel						
O T Grogan	139,123	–	22,373	21,711	3,589	**186,796**
A Szabo (1 Jul 04 to 31 Jan 05)	97,964	–	–	8,670	12,966	**119,600**
B P Rogers	99,666	–	27,368	20,065	43,585	**190,684**
T D McCarthy	96,421	–	24,897	18,682	19,811	**159,811**
G Y Krippner	99,346	–	19,920	10,734	39,622	**169,622**
J R Paull	104,739	–	–	9,426	15,849	**130,014**
Totals	**1,056,350**	**–**	**173,082**	**271,547**	**135,422**	**1,636,401**

There were no retirement benefits paid during the year ended 30 June 2005.

[A] $50,000 of $92,350 contributed to J W Raff's superannuation was the result of a bonus

C. Service Agreements

Remuneration and other terms of employment for the CEO and the specified executives are formalised in service agreements. Each of these agreements provides for the provision of performance-related cash bonuses, and other benefits including participation, when eligible, in the Starpharma Holdings Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

J W Raff Chief Executive Officer

- Fixed term of three years from 1 September 2004
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $333,218, to be reviewed annually and increased by an amount no less than the annual increase in the Consumer Price Index
- Fringe benefits – fully maintained motor vehicle and on-site car parking
- Subject to termination by either party upon the giving of a minimum notice period of one year, except that the Company shall be entitled to terminate the executive's employment summarily in the following circumstances:
  - (i) The Executive wilfully disobeys or disregards a lawful direction given to the Executive or is otherwise guilty of serious misconduct;
  - (ii) The Executive has any direct or indirect interest in any business or matter which conflicts with the proper performance of the Executive's duties unless the Executive has provided prior written disclosure of such interest and the Company has waived any objection to the Executive maintaining such an interest;
  - (iii) The Executive is guilty of any wilful breach or continued neglect of the terms of this Agreement or of the duties and obligations which the Executive is required to perform or meet; or
  - (iv) The Executive becomes bankrupt or makes a composition or arrangement with the Executive's creditors generally or takes advantage of any statute for the relief of insolvent debtors such that, in the reasonable opinion of the Company, the performance of the Executive of the Executive's duties and responsibilities is adversely affected or the commercial and business interests of the Company are prejudiced and/or damaged.

C. Service Agreements (continued)

J K Fairley Chief Operating Officer
- No fixed term of agreement
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $260,000, to be reviewed annually and increased by an amount no less than the annual increase in the Consumer Price Index
- Fringe benefits – on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to six months gross remuneration.

O T Grogan VP – Commercial Development & Licensing
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $214,675, to be reviewed annually by the remuneration committee.
- Fringe benefits – on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

B P Rogers Company Secretary and Chief Financial Officer
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $157,295, to be reviewed annually by the remuneration committee.
- Fringe benefits – on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

T D McCarthy VP – Drug Development
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $180,000, to be reviewed annually by the remuneration committee.
- Fringe benefits – on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

G Y Krippner Head of Chemistry
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $145,000, to be reviewed annually by the remuneration committee.
- Fringe benefits – on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

J R Paull VP – Regulatory and Clinical Affairs
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $145,000, to be reviewed annually by the remuneration committee.
- Fringe benefits – on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

C P Barrett VP – Business Development
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $125,725, to be reviewed annually by the remuneration committee.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to thirteen weeks gross remuneration.

N J Baade Financial Controller
- No fixed term of agreement.
- Base salary, inclusive of superannuation, per annum as at 30 June 2006 of $110,000, to be reviewed annually by the remuneration committee.
- Fringe benefits – on-site car parking.
- Payment of termination benefit on termination by the employer, other than for serious breach of obligations to the employer, wilful neglect of duty or serious misconduct, equal to four weeks gross remuneration.

D. Share-based compensation

Options are granted under the Starpharma Holdings Limited Employee Share Option Plan (ASX code SPLAM) ("the Plan") which was approved by shareholders at the 2004 annual general meeting. All employees of the Company or associated companies are eligible to participate in the plan. Options are granted under the plan for no consideration. Options are normally granted for a four or five year period and become exercisable on the second anniversary of the date of grant. The terms and conditions of each grant of options affecting remuneration of each director of the company and the key management personnel of the group in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
8 February 2004	8 February 2009	$0.9375	$0.46	9 February 2006
12 May 2005	12 May 2010	$0.9375	$0.25	13 May 2007
4 July 2005	4 July 2010	$0.9375	$0.15	5 July 2007
18 July 2005	18 July 2010	$0.9375	$0.16	19 July 2007

Options granted under the Plan carry no dividend or voting rights.

D. Share-based compensation (continued)

When exercisable, each option is convertible into one ordinary share of the Company to be allotted not more than ten business days after exercise.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.65 years (2005: 2.99 years).

Fair value of options granted

The weighted average assessed fair value at grant date of options granted during the year ended 30 June 2006 was $0.15 cents per option (2005: $0.33 cents). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and the expected price volatility of the underlying share, the expected dividend yield and the risk free rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Options are granted for no consideration, have a four or five year life and become exercisable on the second anniversary of the date of grant.

Options granted during the year ended 30 June 2006 were:

Options granted on:	4 July 2005	18 July 2005
Number of options granted	300,000	100,000
Expiry date	4 July 2010	18 July 2010
Exercise price	93.75 cents	93.75 cents
Expected price volatility of the company's shares	46.9%	46.9%
Risk-free interest rate	5.2%	5.2%
Expected dividend yield	–	–
Share price at grant date	50 cents	52 cents
Assessed fair value	14.56 cents	15.74 cents

Options granted during the year ended 30 June 2005 were:

Options granted on:	1 July 2004	31 Dec 2004	12 May 2005
Number of options granted	100,000	192,000	100,000
Expiry date	1 July 2009	31 Dec 2009	12 May 2010
Exercise price	93.75 cents	93.75 cents	93.75 cents
Expected price volatility of the company's shares	75.0%	47.6%	46.9%
Risk-free interest rate	5.9%	5.3%	5.7%
Expected dividend yield	–	–	–
Share price at grant date	74 cents	74 cents	66 cents
Assessed fair value	45.00 cents	30.52 cents	25.33 cents

Shares issues on the exercise of options

No shares in Starpharma Holdings Limited have been issued on the exercise of options in either the current or prior year.

D. Share-based compensation (continued)

Share options granted to directors and key management personnel

Details of options over unissued ordinary shares of Starpharma Holdings Limited provided as remuneration to any of the directors or the key management personnel of the Company and consolidated entity with greatest authority as part of their remuneration were as follows:

	Number of options granted during the year		Number of options vested during the year	
Name	**2006**	2005	**2006**	2005
C P Barrett	**100,000**	–	–	–
J K Fairley	**300,000**	–	–	–
O T Grogan	–	100,000	–	–
G Y Krippner	–	–	**200,000**	–
T D McCarthy	–	–	**100,000**	–
J R Paull	–	–	**80,000**	–
B P Rogers	–	–	**220,000**	–

The options were granted under the Starpharma Holdings Limited Employee Share Option Plan on the dates indicated. Details of options granted to the directors and the five most highly remunerated officers of the Group can be found in section D of the remuneration report on page 29. No options have been granted since the end of the year.

No other directors or key management personnel hold options under the Plan.

500,000 Employee Share Options were offered to Dr J K Fairley subject to shareholder approval at the next Annual General Meeting of the Company.

The options will be granted in accordance with the terms of the Company's Employee Share Option Plan and will include the following terms and conditions:

- Issue price: nil.
- Exercise price: 45.08 cents per share (determined on the basis of market value plus 15%. Market value is based on a 15 day volume weighted average price of the Company's shares prior to 1 July 2006, the date of appointment of the Executive to the position of CEO).
- Exercise period: From 1 July 2007 to 30 June 2009.

E. Additional Information – Unaudited

Principles used to determine the nature and amount of remuneration: relationship between remuneration and company performance

Policies are structured to reward performance that could reasonably be expected to increase shareholder value, and the performance of the Company over the current and prior year is taken into account in determining overall levels of executive reward. As the company is in a research and development phase and is not generating earnings, service agreements for executives do not include pre-determined bonus or share option allocations. Bonuses may be awarded or options offered for outstanding performance that contributes to achievement of specific milestones. Further details of the company's remuneration policy are set out in Section A of the Remuneration Report on page 25.

Further details relating to options are set out below.

Name	A Remuneration consisting of options	B Value at grant date $	C Value at exercise date $	D Value at lapse date $	**E Total of columns B to D $**
J K Fairley	14.97%	45,000	–	–	**45,000**
O T Grogan	–	–	–	–	–
B P Rogers	–	–	–	–	–
T D McCarthy	–	–	–	–	–
G Y Krippner	–	–	–	–	–
J R Paull	–	–	–	–	–
C P Barrett	14.01%	16,000	–	–	**16,000**
N J Baade	–	–	–	–	–

E. Additional Information – Unaudited (continued)

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.
B = The value at grant date calculated in accordance with AASB 2 *Share-based payments* of options granted during the year as part of remuneration.
C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.
D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Details of remunerations: cash bonuses and options

For each cash bonus and grant of options included in the tables on pages 26 to 31, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonuses is payable in future years.

The options vest over the specified periods providing vesting criteria are met. No options will vest if the conditions are not satisfied, hence at 30 June 2006 the minimum value of the options yet to vest is nil. The maximum value of the options yet to vest has been determined assuming all conditions are met.

	Cash bonus		Options					
Name	Paid %	Forfeited %	Year Granted	Vested %	Forfeited %	Financial years in which options may vest	Minimum total value of grant yet to vest	Maximum total value of grant yet to vest
J W Raff	100	–	–	–	–	–	–	–
J K Fairley	100	–	2006		–	30/06/2008	nil	22,081
O T Grogan	–	–	2003 2005	100	–	– 30/06/2007	nil nil	nil 10,356
B P Rogers	100	–	2004	50	–		nil	nil
T D McCarthy	100	–	2004	100	–		nil	nil
G Y Krippner	–	–	2004	100	–		nil	nil
J R Paull	100	–	2004	100	–		nil	nil
C P Barrett	–	–	2006		–	30/06/2008	nil	8,248
N J Baade	–	–	–	–	–	–	–	–

E. Additional Information – Unaudited (continued)

Shares under option

Unissued ordinary shares of Starpharma Holdings Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
12 April 2002	11 April 2007	$0.9375	220,000
21 June 2002	30 June 2007	$0.9375	200,000
6 February 2004	31 December 2008	$0.7300	200,000
8 February 2004	8 February 2009	$0.9375	720,000
31 December 2004	31 December 2009	$0.9375	167,000
12 May 2005	12 May 2010	$0.9375	100,000
4 July 2005	4 July 2010	$0.9375	300,000
18 July 2005	18 July 2010	$0.9375	100,000
		Total:	**2,007,000**

No option holder has any right under the options to participate in any other issue of the company or of any other entity.

Insurance of officers

During the financial year, Starpharma Holdings Limited arranged to insure the directors and executive officers of the Company and related bodies corporate. The terms of the policy prohibit disclosure of the amount of the premium paid.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company.

Audit & non audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the consolidated entity are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

Audit & non audit services (continued)

The board of directors has considered the position and, in accordance with the advice received from the audit and risk management committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the audit & risk management committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor (PricewaterhouseCoopers) of the parent entity, its related practices and non-related audit firms:

No taxation or advisory services have been provided in either the current or prior year.

Assurance Services	2006 $	2005 $
Audit or review of financial reports of the entity or any entity in the consolidated entity under the *Corporations Act 2001*	**114,990**	92,500
Other assurance services:– Grant reviews & program audits	**7,500**	22,000

Auditors' Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 35.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors.

Peter T Bartels, ***AO***
Director
26th September 2006
Melbourne

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the audit of Starpharma Holdings Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Starpharma Holdings Limited and the entities it controlled during the period.

PricewaterhouseCoopers

SC Bannatyne
Partner

Melbourne
26 September 2006

Corporate Governance Statement

Starpharma Holdings Limited (the Company) and the Board are committed to achieving and demonstrating the highest standards of corporate governance. The Board guides and monitors the Company's activities on behalf of the shareholders. In developing policies and setting standards the Board considers the ASX Corporate Governance Council's *Principles of Good Corporate Governance and Best Practice Recommendations* ("the ASX Recommendations").
The Corporate Governance Statement set out below describes the Company's current corporate governance practices which the Board considers to substantially accord with the ASX Recommendations.

All these practices, unless otherwise stated, were in place for the entire year. This corporate governance statement is available on the Company's website. A table at the end of this statement provides a cross-reference of relevant sections of the statement against the ASX Recommendations.

1. The Board of Directors

The relationship between the Board and senior management is critical to the Group's long term success. The directors are responsible to the shareholders for the performance of the Group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

Day to day management of the Group's affairs and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the Chief Executive Officer ("CEO") and senior executives. These delegations are reviewed on an annual basis.

1.1 Board charter

The Board composition and responsibilities are set out in the Board charter, which may be viewed in the Corporate Governance section of the Company's website.

1.2 Board meetings

Board meetings are held on a monthly basis, or more frequently if required. A detailed management report is prepared by senior management and distributed with board papers prior to each meeting. The CEO and the Company Secretary attend all Board meetings.

1.3 Board members

Details of the members of the Board, their experience, qualifications, term of office and independent status are set out in the directors' report under the heading "Information on Directors". There are six non-executive directors, five of whom are deemed independent under the principles set out below, and one executive director at the date of signing the directors' report. The composition of the Board changed on 1 July 2006 when Dr J K Fairley was appointed as a director and Dr J W Raff reverted to a non-executive capacity.

The Board seeks to ensure that:

- at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and
- the size of the Board is conducive to effective discussion and efficient decision-making.

1.4 Directors' independence

The Company has adopted the criteria for assessing the independence of a director as set out in the ASX Recommendations. Materiality for the purposes of applying these criteria is determined on both quantitative and qualitative bases. An amount of 5% of the individual director's net worth is considered material, and in addition a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders' understanding of the director's performance. A director is also not considered independent if he has a substantial shareholding as defined in section 9 of the *Corporations Act* or if he has been employed in an executive capacity within the last three years. Under these criteria the Board has determined that all non-executive directors were independent at the date of this report with the exception of Dr J W Raff, who was an executive director until 30 June 2006.

1.5 Term of office

The Company's Constitution requires that one third of non-executive directors (or if their number is not a multiple of three then the number nearest to one third) retire at every annual general meeting and be eligible for re-election.

1.6 Chairman and Chief Executive Officer

The Chairman is responsible for leading the Board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board's relationship with the Group's senior executives. The CEO is responsible for implementing Group strategies and policies. The Board policy is for these separate roles to be undertaken by separate people.

1.7 Commitment

Board meetings are held on a monthly basis, or more frequently if required. Meetings are held at the Company's corporate offices and laboratory facility in the Baker Building, 75 Commercial Road, Melbourne. The number of meeting of the Board and of each Board committee held during the year ended 30 June 2006, and the number of meetings attended by each director is disclosed in the Directors' Report. The commitments of non-executive directors are considered by the remuneration and nomination committee prior to the directors' appointments to the Board and are reviewed each year as part of the annual performance assessment.

1. The Board of Directors (continued)

1.7 Commitment (cotinued)

Prior to appointment or being submitted for re-election each non-executive director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the Company.

1.8 Conflict of interests

Directors are expected to avoid any action, position or interest that results in a conflict with an interest of the Company. A director who has a material personal interest in a matter that relates to the affairs of the Company must give notice of such interest.

1.9 Independent professional advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, but this approval will not be unreasonably withheld.

1.10 Performance assessment

The Board undertakes an annual assessment of Board performance. Each director completes a questionnaire on matters such as composition, structure, and role of the Board and performance of individual directors. These questionnaires are reviewed by the remuneration & nomination committee and the Chairman then meets individually with each director to discuss the assessment.

2. Corporate reporting

The CEO and the CFO have made the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards; and
- that the above statement is founded on a sound system of risk management and internal compliance and control and which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control is operating efficiently and effectively in all material respects.

The Company adopted this reporting structure for the year ended 30 June 2006.

3. Board committees

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The committee structure and membership is reviewed on an annual basis. Board committees are chaired by an independent director other than the Chairman of the Board. Minutes of committee meetings are tabled at the following Board meeting, and all matters determined by committees are submitted to the full Board as recommendations for Board decisions. Current committees of the Board are the following:

3.1 Audit and risk management committee

The audit and risk management committee consists of the following independent non-executive directors:

Mr Ross Dobinson (Chairman)
Mr Leon Gorr
Dr Peter Jenkins

Details of these directors' qualifications and attendance at committee meetings are set out in the directors' report pages 21 to 24.

The audit and risk management committee has appropriate financial expertise and all members are financially literate and have an appropriate understanding of the industry in which the Group operates.

The committee meets at least twice a year, and has direct access to the Company's auditors. The charter of this committee is to:

- review and report to the Board on the annual report, the half-year financial report and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - > effectiveness and efficiency of operations
  - > reliability of financial reporting
  - > compliance with applicable laws and regulations
- oversee the effective operation of the risk management framework by:
  - > ensuring the effective implementation of the risk management policy and program
  - > defining risk threshold levels for referral to the Board
  - > ensuring that an effective system of internal compliance and control is in place
  - > ensuring staff charged with risk management responsibilities have appropriate authority to carry out their functions and have appropriate access to the audit and risk management committee
  - > ensuring the allocation of sufficient resources for the effective management of risk
- recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance
- consider the independence and competence of the external auditor on an ongoing basis
- review and monitor related party transactions and assess their propriety
- assist the Board in the development and monitoring of statutory compliance and ethics programs
- provide assurance to the Board that it is receiving adequate, up to date and reliable information
- oversee the Group's transition to Australian equivalent to International Financial Reporting Standards (AIFRS)
- report to the Board on matters relevant to the committee's role and responsibilities.

3. Board committees (continued)

3.2 Remuneration and nomination committee

The remuneration and nomination committee consists of the following independent non-executive directors:

Mr Ross Dobinson (Chairman)
Mr Peter Bartels
Mr Leon Gorr

Details of these directors' attendance at committee meetings are set out in the directors' report on pages 21 to 24.

The main responsibilities of the committee are to:

- conduct annual reviews of board membership having regard to present and future needs of the Company and make recommendations on board composition and appointments
- conduct an annual review of and conclude on the independence of each director
- propose candidates for board vacancies
- oversee board succession including the succession of the Chairman
- oversee the annual assessment of board performance
- advise the board on remuneration and incentive policies and practices generally
- make specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

When the need for a new director is identified or an existing director is required to stand for re-election, the committee reviews the range of skills, experience and expertise on the board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants.

Each member of the senior executive team has signed a formal employment contract covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal position description.

The remuneration and nomination committee's terms of reference include responsibility for reviewing any transaction between the organisation and the directors, or any interest associated with the directors, to ensure the structure and the terms of the transaction are in compliance with the *Corporations Act 2001* and are appropriately disclosed.

The Remuneration Report is set out on pages 25 to 33.

3.3 Research committee

The research committee consists of the following directors:

Dr Peter Jenkins (Chairman)
Independent non-executive director

Dr Jackie Fairley
Chief Executive Officer and director
(From 1 July 2006)

Prof Peter Colman
Independent non-executive director

Dr John Raff (Until 30 June 2006)
Director
(Chief Executive Officer until 30 June 2006)

The charter of the research committee is:

- to ensure that the Board is kept fully informed of developments relating to the Company's research activities and development progress against milestones; and
- to advise the Board on scientific matters in relation to the Company's continuous disclosure obligations under the listing rules of the Australian Stock Exchange Limited.

4. External auditors

The Company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. PricewaterhouseCoopers were appointed as the external auditors at the commencement of the Company's operations in 1996. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years, and the current audit engagement partner assumed responsibility for the conduct of the audit in 2005.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in note 27 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the audit and risk management committee.

The external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

5. Risk assessment and management

The Board, through the audit and risk management committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. The Company operates in a challenging and dynamic environment, and risk management is viewed as integral to realising new opportunities as well as identifying issues that may have an adverse effect on the Company's existing operations and its sustainability. The Board is committed to a proactive approach in managing material business risks, and it aims to ensure that effective risk management practices are a key element of the Company's culture. The risk management policy, which is available on the Company website, sets out the responsibilities and authorities of the Board, the audit and risk management committee, the CEO and Company Secretary, and the senior management team. The Company Secretary is responsible to the Board for the overall implementation of the risk management program.

6. The environment, occupational health and safety

The Company recognises the importance of environmental issues and is committed to the highest levels of performance. There are adequate systems in place to ensure compliance with Commonwealth and State environmental regulations and the directors are not aware of any breach of applicable environmental regulations.

The Company has adopted an Occupational Health and Safety (OH&S) Policy and has established an OH&S committee as part of its overall approach to workplace safety. This committee meets monthly to review the development and implementation of OH&S policy and procedures, to consider any work related safety matters or incidents, and to ensure compliance with relevant legislation and guidelines. The CEO is represented on the OH&S committee by the Company Secretary.

7. Code of conduct

The Company has adopted a code of conduct reflecting the core values of the Company and setting out the standards of ethical behaviour expected of directors, officers and employees in all dealings and relationships including with shareholders, contractors, customers and suppliers, and with the Company. The code of conduct is available in the Corporate Governance section of the Company's website.

8. Ethical standards

The directors are committed to the principles underpinning best practice in corporate governance, with a commitment to the highest standards of legislative compliance and financial and ethical behaviour.

9. Trading in Company securities

The purchase and sale of Company securities by directors, executives and employees is only permitted (subject to also complying with applicable laws) during the thirty day period following the annual general meeting and the release of the half yearly and annual financial results to the market, unless prior approval is given to each transaction by the Chairman.

Except with the prior approval of the Chairman, no director or executive may enter into any transaction which would have the effect of hedging or otherwise transferring to any other person the risk of any fluctuation in the value of:

(a) securities in the Company which are subject to a restriction on disposal under an employee share or incentive plan; or
(b) options or performance rights (or any unvested securities in the Company underlying them).

The Company's share trading policy is discussed with each new employee as part of their induction training.

10. Continuous disclosure and shareholder communication

The Board has appointed the Company Secretary as the person responsible for disclosure of information to the Australian Stock Exchange Limited (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements of the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All ASX announcements are posted on the Company's web site as soon as practicable after release to the ASX. Procedures have been established for reviewing whether there is any price sensitive information that should be disclosed to the market, or whether any price sensitive information may have been inadvertently disclosed.

11. Reporting against ASX Recommendations

The following table cross-references the Company's corporate governance statement against the ASX Recommendations. The full text of the ASX Recommendations is available from http://www.asx.com.au/CorporateGovernance.

Recommendation	Details	Corporate Governance Statement section
1.1	Functions of the Board and management	1.1
2.1	Independent directors	1.4
2.2	Independent chairperson	1.4
2.3	Role of the Chairman and CEO	1, 1.1, 1.6
2.4	Nomination Committee	3.2
2.5	Reporting on Principle 2	1.1–1.10
3.1	Code of conduct	7
3.2	Company security trading policy	9
3.3	Reporting on Principle 3	11
4.1	Attestations by CEO and CFO	2
4.2	Audit committee	3.1
4.3	Structure of audit committee	3.1
4.4	Audit committee charter	3.1
4.5	Reporting on Principle 4	3.1, 11
5.1	Continuous disclosure	10
5.2	Reporting on Principle 5	Introduction, 11
6.1	Communications strategy	10
6.2	Auditor to attend general meetings	4
7.1	Risk oversight and management	2, 5
7.2	CEO and CFO statements	2
7.3	Reporting on Principle 7	Introduction, 11
8.1	Performance evaluation of Board and executives	1.10, 3.2
9.1	Remuneration disclosures	3.2
9.2	Remuneration committee	3.2
9.3	Executive and non-executive directors' remuneration	3.2
9.5	Reporting on Principle 9	3.2
10.1	Company code of conduct	7

Annual Financial Report

30 June 2006

Contents

This financial report covers both Starpharma Holdings Limited as an individual entity and the consolidated entity consisting of Starpharma Holdings Limited and its subsidiaries. The financial report is presented in the Australian currency.

Starpharma Holdings Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Starpharma Holdings Limited
Baker Building, 75 Commercial Road
Melbourne, Victoria, 3004, Australia

A description of the nature of the consolidated entity's operations and its principal activities is included in the review of operations on pages 2–18 and in the directors' report on pages 19–34, both of which are not part of the financial report.

The financial report was authorised for issue by the directors on 26th September 2006. The company has the power to amend and reissue the financial report.

Income statements

For the year ended 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Revenue from continuing operations	5	**571,837**	639,454	**526,606**	601,679
Other income	6	**6,422,066**	1,409,844	**-**	-
Administration expense		**(3,906,186)**	(3,541,814)	**(2,037,530)**	(1,118,152)
Research and development expense		**(9,945,396)**	(7,007,693)	**-**	-
Provision for diminution		**-**	-	**(7,996,332)**	(6,912,407)
Finance costs		**(23,285)**	(8,290)	**-**	-
Share of results of associates accounted for using the equity method		**(641,825)**	760,708	**-**	-
Loss before income tax		**(7,522,789)**	(7,747,791)	**(9,507,256)**	(7,428,880)
Income tax expense	8	**-**	-	**-**	-
Loss for the year		**(7,522,789)**	(7,747,791)	**(9,507,256)**	(7,428,880)
Loss attributable to minority interests		**-**	-	**-**	-
Loss attributable to members of Starpharma Holdings Limited		**(7,522,789)**	(7,747,791)	**(9,507,256)**	(7,428,880)

Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company	Notes	2006	2005
Basic loss per share	35	**(5.69) cents**	(6.97) cents
Diluted loss per share	35	**(5.69) cents**	(6.97) cents

The above income statements should be read in conjunction with the accompanying notes.

Balance Sheets

As at 30 June 2006

		Consolidated		Parent Entity	
	Notes	**2006 $**	2005 $	**2006 $**	2005 $
Current assets					
Cash and cash equivalents	9	**14,283,824**	8,166,259	**12,361,134**	6,322,524
Trade and other receivables	10	**2,824,267**	187,656	**94,292**	91,087
Total current assets		**17,108,091**	8,353,915	**12,455,426**	6,413,611
Non-current assets					
Receivables	11	**–**	–	**–**	–
Property, plant and equipment	14	**1,431,124**	1,232,764	**–**	–
Intangible assets	15	**4,086,538**	–	**4,086,538**	–
Investments accounted for using the equity method	12	**2,387,312**	2,913,061	**–**	–
Other financial assets	13	**–**	–	**5,208,750**	5,368,747
Total non-current assets		**7,904,974**	4,145,825	**9,295,288**	5,368,747
Total assets		**25,013,065**	12,499,740	**21,750,714**	11,782,358
Current liabilities					
Trade and other payables	16	**1,897,819**	1,647,182	**1,484,154**	765,276
Provisions	18	**331,447**	279,589	**–**	–
Borrowings	17	**142,092**	60,007	**–**	–
Deferred Income	19	**661,337**	378,063	**–**	–
Total current liabilities		**3,032,695**	2,364,841	**1,484,154**	765,276
Non-current liabilities					
Borrowings	20	**315,412**	79,750	**–**	–
Provisions	21	**107,630**	89,184	**–**	–
Deferred Income	22	**241,342**	–	**–**	–
Total non-current liabilities		**664,384**	168,934	**–**	–
Total liabilities		**3,697,079**	2,533,775	**1,484,154**	765,276
Net assets		**21,315,986**	9,965,965	**20,266,560**	11,017,082
Equity					
Contributed equity	23	**65,375,467**	46,821,956	**65,375,467**	46,821,956
Reserves	24	**497,374**	178,076	**421,838**	218,615
Accumulated losses	25	**(44,556,855)**	(37,034,067)	**(45,530,745)**	(36,023,489)
Total equity		**21,315,986**	9,965,965	**20,266,560**	11,017,082

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity

For the year ended 30 June 2006

		Consolidated		Parent Entity	
	Notes	**2006 $**	2005 $	**2006 $**	2005 $
Total equity at the beginning of the year		**9,965,965**	17,592,496	**11,017,082**	18,284,163
Exchange differences on translation of foreign operations	24	**116,075**	(40,539)	**–**	–
Net income recognised directly in equity		**116,075**	(40,539)	**–**	–
Profit (loss) for the year		**(7,522,789)**	(7,747,791)	**(9,507,256)**	(7,428,880)
Total recognised income and expense for the year		**(7,406,714)**	(7,788,330)	**(9,507,256)**	(7,428,880)
Transactions with equity holders in their capacity as equity holders:					
Employee share options	24	**203,223**	161,799	**203,223**	161,799
Contributions of equity, net of transaction costs	23	**18,553,512**	–	**18,553,512**	–
Total equity at the end of the year		**21,315,986**	9,965,965	**20,266,560**	11,017,082

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow Statements

For the year ended 30 June 2006

	Notes	Consolidated 2006 $	Consolidated 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Cash flow from operating activities					
Receipts from trade and other debtors		**110**	23,411	–	13,772
Grant income (inclusive of GST)		**4,360,527**	1,787,906	–	–
Payments to suppliers and employees (inclusive of GST)		**(12,405,980)**	(8,253,163)	**(1,046,208)**	(1,123,803)
Interest received		**574,151**	641,547	**538,295**	610,391
Interest paid		**(18,756)**	(8,290)	–	–
Net cash outflows from operating activities	33	**(7,489,948)**	(5,808,589)	**(507,913)**	(499,640)
Cash flow from investing activities					
Equity investment		–	(1,500,699)	–	(1,500,699)
Loans advanced to subsidiaries		–	–	**(7,683,238)**	(6,750,608)
Loans advanced from subsidiaries		–	–	**50,129**	259,294
Repayment of loans advanced to associated entity		–	286,306	–	289,608
Receipts from property, plant and equipment		**25,904**	–	–	–
Payments for property, plant and equipment		**(463,184)**	(405,294)	–	–
Net cash outflows from investing activities		**(437,280)**	(1,619,687)	**(7,633,109)**	(7,702,405)
Cash flows from financing activities					
Proceeds from issue of shares		**14,990,045**	–	**14,990,045**	–
Share issue transaction costs		**(810,413)**	–	**(810,413)**	–
Payments of finance leases		**(134,839)**	(63,765)	–	–
Net cash inflows (outflows) from financing activities		**14,044,793**	(63,765)	**14,179,632**	–
Net increase (decrease) in cash and cash equivalents held		**6,117,565**	(7,492,041)	**6,038,610**	(8,202,045)
Cash and cash equivalents at the beginning of the period		**8,166,259**	15,658,300	**6,322,524**	14,524,569
Cash and cash equivalents at the end of the period	9	**14,283,824**	8,166,259	**12,361,134**	6,322,524

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to the financial statements

30 June 2006

Contents

1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. The financial report includes separate financial statements for Starpharma Holdings Limited as an individual entity and the consolidated entity consisting of Starpharma Holdings Limited and its subsidiaries.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRSs

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Starpharma Holdings Limited comply with international Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that is has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure.*

Application of AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* (AIFRS)

These financial statements are the first Starpharma Holdings Limited financial statements to be prepared in accordance with AIFRS. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Starpharma Holdings Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Starpharma Holdings Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 38.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

(b) Principles of consolidation

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Starpharma Holdings Limited ("company" or "parent company") as at 30 June 2006 and the results of all subsidiaries for the year then ended. Starpharma Holdings Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(i)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Starpharma Holdings Limited.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

1. Summary of significant accounting policies (continued)

(c) Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different to those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Starpharma Holdings Limited's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii) Group companies
Assets and liabilities of associated entities are translated into Australian currency at rates of exchange current at balance date, while their incomes and expenses are translated at the average of rates during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(e) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Interest revenue is recognised on a time proportion basis using the effective interest rate method.

All revenue is stated net of the amount of Goods and Services Tax (GST).

(f) Government Grants
Government grants include contract income awarded by government bodies for research and development projects.

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g) Income Tax
The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Starpharma Holdings Limited and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation.

(h) Leases
Leases of plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases (note 29). Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases (note 29). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the lease term.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

1. Summary of significant accounting policies (continued)

(i) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(q)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(k) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The amount of significant cash and cash equivalents not available for use is disclosed in the note 9.

(l) Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(m) Investments and other financial assets

From 1 July 2004 to June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

From 1 July 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after balance sheet date, which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet (notes 10 and 11).

(n) Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or disclosure purposes.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(o) Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

1. Summary of significant accounting policies (continued)

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of the residual values, over their estimated useful lives. The expected useful lives are 2 to 10 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1 (j)).

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(p) Leasehold improvements
The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity between 5 to 6 years, whichever is shorter.

(q) Intangible Assets

(i) Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each company.

(ii) Patents and licences
Costs associated with patents are charged to the income statement in the periods in which they are incurred. Licences and acquired patents with a finite useful life are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight-line method to allocate the cost of licences and patents over the period of the expected benefit, which varies from 8 to 12 years.

(iii) Research and development
Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. To date no development costs have been capitalised.

(r) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the reporting date which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Provisions
Provisions for legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events when it is more probable than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate for the expenditure required to settle the present obligation at the balance date. The discount rate used to determine the present value reflects current market assessment at the time, value of money, and the risks specific to liability. The increase of the provision due to the passage of time is recognised as interest expense.

(u) Employee benefits

(i) Wages and salaries and annual leave
Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

1. Summary of significant accounting policies (continued)

(iii) Superannuation
Group companies make the statutory superannuation guarantee contribution in respect of each employee to their nominated complying superannuation fund. In certain circumstances pursuant to an employee's employment contract the group companies may also be required to make additional superannuation contributions and/or agree to make salary sacrifice superannuation contributions in addition to the statutory guarantee contribution. The Group's legal or constructive obligation is limited to the above contributions.

Contributions to the employees' superannuation plans are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

(iv) Employee benefits on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in other liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Share-based payments
Share-based compensation benefits are offered to the directors and employees via the Starpharma Holdings Limited Employee Share Option Plan ("SPLAM").

Share options granted before 7 November 2002 and/or vested before 1 January 2005
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under SPLAM is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised in each period takes into account the most recent estimate.

(vi) Bonus payments
The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration performance criteria that has been set. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(v) Contributed equity
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(w) Dividends
Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the period but not distributed at balance date.

(x) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(y) Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(z) New accounting standards and UIG interpretations
Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group's assessment of the impact of these new standards and interpretations is only relevant to the below:

(i) UIG 4 Determining whether an Asset Contains a Lease
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Group's current arrangements.

2. Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk, fair value, interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The chief executive officer and company secretary, under the guidance of the board, have responsibility for the risk management program.

(a) Market risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures to major currencies including the US dollar. On the basis of the nature of these transactions, the Group does not consider that any potential foreign exchange exposure is material and as a consequence does not use derivative financial instruments to hedge such exposures.

(b) Credit risk

The Group has no significant concentrations of credit risk as it does not have significant third party receivables other than under government funded research and development programs.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The directors regularly monitor the cash position of the consolidated entity, giving consideration to the level of expenditure and future capital commitments entered into.

(d) Cash flow interest rate risk

As the company has interest-bearing assets, the company's income and operating cash flows are subject to changes in market interest rates. The company uses fixed rate term deposits with maturities of no greater than three months.

3. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Amortisation of finite life intangible assets

The Group's management determines the estimated life of the patents underlying the core technology of the business and calculates amortisation accordingly. The estimate is based on the period of expected benefit which currently stands at 8–12 years. This could change as a result of technical innovations or competitor actions in response to severe industry cycles. Management will increase amortisation charges when the useful lives are less than previously estimated lives. The carrying value of intangible assets at 30 June 2006 is $4,086,538 (2005: nil).

ii) Fair value of intellectual property in associate company

Prior to the application of the equity method of accounting to the results of associated entities, management will consider the underlying assets, liabilities and performance of the associated entity under the requirements of AIFRS. The appropriate fair valuation of Intellectual Property within US based associate Dendritic Nanotechnologies (DNT) has been determined using valuation techniques. The Group uses its judgment to select methods and make assumptions based on conditions existing at each balance sheet date. The Group has used a discounted cash flow analysis based on the royalties derived from the Intellectual Property to support the fair value of the asset.

(b) Critical accounting judgments in applying accounting policies

The Group follows the guidance of AASB 136 on determining when an investment is other-than-temporarily impaired. This determination requires significant judgment. In making these judgments, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost and the financial health of the near-term business outlook for the investee. This includes factors such as industry performance, changes in technology, operating and financing cash flow and recent transactions involving equity instruments.

4. Segment information

A change in accounting policy has been adopted for segment reporting to be consistent with the Group's stated goal of discovery, development and commercialisation of dendrimers for pharmaceuticals and other life science applications.

It is the view of the Directors that the risks and returns associated with each of the previous segments is substantially similar to one another. The previous segments do not reflect the Group's current strategies, including combining disease indications within the one development program.

Hence, the nature of the change is the combining of all of the previous segments of virology, angiogenesis, other pharmaceuticals, dendritic nanotechnologies and unallocated into the one segment.

The disclosure impact is that no additional information is provided by segment reporting. The change in policy has no financial impact on the Group.

The consolidated entity operates in Australia, with the exeception of the associated entity DNT Inc., which operates in the USA. The investment is accounted for by the equity method. The carrying value of the investment in DNT, the aggregate of losses and contribution to net profit/(loss) are outlined in note 31.

5. Revenue

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Revenue from continuing operations				
Interest revenue	**571,337**	616,043	**526,606**	587,907
Other revenue	**500**	23,411	**–**	13,772
Total revenue	**571,837**	639,454	**526,606**	601,679
Other Income				
Government grants	**6,422,066**	1,409,844	**–**	–
Total other income	**6,422,066**	1,409,844	**–**	–
Total revenue and other income	**6,993,903**	2,049,298	**526,606**	601,679

6. Other income

	Consolidated	
	2006 **$**	2005 $
Other income from government grants		
USA Government NIH contract	**4,372,797**	–
USA Government NIH grant	**1,495,266**	1,409,844
Australian Government P3 grant	**554,003**	–
Total Government grants	**6,422,066**	1,409,844

With the exception of normal audit requirements, there are no unfulfilled conditions or other contingencies attached to the portions of Government grant and contract incomes recognized above. The Group did not benefit from any other form of government assistance.

7. Expenses

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Loss from ordinary actvities before income tax expense includes the following items:				
Depreciation	**434,596**	629,865	**–**	–
Amortisation	**530,736**	64,000	**287,342**	–
Rental expense	**385,495**	353,004	**–**	–

8. Income tax expense

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
a) Income tax expense				
Current Tax	-	-	-	-
Deferred Tax	-	-	-	-
Under (over) provision in prior years	-	-	-	-
	-	-	-	-
b) Numerical reconciliation to income tax prima facie tax payable				
Loss from continuing operations before income tax	**(7,522,789)**	(7,747,791)	**(9,507,256)**	(7,428,880)
Tax at the Australian tax rate of 30%	**(2,256,837)**	(2,324,337)	**(2,852,177)**	(2,228,664)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income				
Amortisation of intangibles	**86,203**	-	**86,203**	-
Professional and legal fees	**(42,941)**	-	**(42,941)**	-
Research and development allowance	-	(284,579)	-	-
Equity accounted loss	**209,217**	100,451	-	-
Write down in carrying value of investments	-	42,000	**48,000**	-
Gain in dilution of equity investments	**(16,670)**	(370,663)	-	-
Write down in carrying value of loans	-	-	**2,350,900**	2,073,722
Share-based payments	**60,967**	48,539	-	-
Sundry items	**62,068**	2,889	**72,992**	-
Future income tax benefits not brought to account	**1,897,993**	2,785,700	**337,023**	154,942
Income tax expense	-	-	-	-

c) Amounts recognised directly in equity

There are no amounts recognised directly in equity.

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
d) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised (as recovery is currently not probable)	**38,124,998**	34,586,777	**2,124,498**	644,707
Potential tax benefit at 30%	**11,437,499**	10,376,033	**637,349**	193,412

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2006 because the directors do not believe that it is appropriate to regard the realisation of future income tax benefit as probable. Similarly, future benefits attributable to net temporary differences have not been brought to account as the directors do not regard the realisation of such benefits as probable.

8. Income tax expense (continued)

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
e) Unrecognised temporary differences				
Unrecognised temporary differences for which deferred tax assets have not been recognised	**519,072**	406,575	**129,548**	19,380
Unrecognised temporary differences for which deferred liabilities have not been recognised	**(35,392)**	(7,453)	**(6,674)**	(7,135)

9. Current assets – Cash and cash equivalents

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Cash at bank and on hand	**1,500,259**	2,042,795	**79,012**	199,060
Deposits at call	**12,783,565**	6,123,464	**12,282,122**	6,123,464
	14,283,824	8,166,259	**12,361,134**	6,322,524

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Balance per statement of cash flows	**14,283,824**	8,166,259	**12,361,134**	6,322,524

Cash at bank and on hand
The cash is bearing floating interest rates based on current bank rates.

Deposits at call
The deposits are bearing floating interest rates ranging from 5.00% to 5.86% (2005: 5.58%). These deposits are of 30–90 day maturities.

Cash not available
There is $481,879 of cash not available for use due to restrictions associated with a finance lease which is guaranteed by term deposit (2005: nil).

10. Current assets – Trade and other receivables

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Grant receivable	**2,628,146**	–	**–**	–
Interest receivable	**29,054**	42,851	**22,247**	23,784
Prepayments	**160,445**	144,805	**72,045**	48,003
Other receivables	**6,622**	–	**–**	19,300
	2,824,267	187,656	**94,292**	91,087

10. Current assets – Trade and other receivables (continued)

Grant receivables
Grant receivables comprise expenditure reimbursable under grants from NIH and P3 are subject to normal terms of settlement within 30 to 90 days.

Other receivables
Other receivables comprise sundry debtors and GST claimable and are subject to normal terms of settlement within 30 to 90 days.

11. Non-current assets – Receivables

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Loans to controlled entities	**–**	–	**26,806,901**	18,970,569
Provision for doubtful debts	**–**	–	**(26,806,901)**	(18,970,569)
	–	–	**–**	–

Interest rate risk
Current and non-current receivables are non-interest bearing.

Credit risk
The Group considers that there is no concentration of credit risk with respect to current and non-current receivables. Grant receivables are with government bodies. Loans to controlled entities are assessed for recoverability and provisions are applied as considered appropriate.

12. Non-current assets – Investments accounted for using the equity method

		Consolidated		Parent Entity	
	Notes	**2006 $**	2005 $	**2006 $**	2005 $
Shares in associated entities	31	**2,387,312**	2,913,061	**–**	–

Shares in associates
Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and carried at carrying value by the parent entity (refer to note 31).

		Consolidated	
	Notes	**2006 $**	2005 $
Movements in the carrying amounts of investments in associates			
Carrying amount at the beginning of the financial year		**2,913,061**	692,194
Acquisition of investment in associates		**–**	1,500,699
Gain (loss) on issue of equity by associate		**55,566**	1,235,542
Share of losses from ordinary activities after tax		**(697,390)**	(334,835)
Foreign currency reserve	24	**116,075**	(40,539)
Write-down of investment in associate		**–**	(140,000)
Carrying amount at the end of the financial year		**2,387,312**	2,913,061

13. Non-current assets – Other financial assets

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Other non-traded investments				
Shares in controlled entities – at cost	–	–	**17,500,106**	17,500,106
Provision for diminution in value	–	–	**(17,500,106)**	(17,500,106)
Shares in associated entities	–	–	**5,208,750**	5,368,747
	–	–	**5,208,750**	5,368,747

At 30 June 2006 and 2005, the directors undertook to assess the recoverable amount of the parent entity's investments in its subsidiaries. Each subsidiary has a value which is directly linked to the potential cash flows which may be derived from the outcome of their respective research and development activities. At 30 June 2006 and 2005, the directors have assessed that there is not sufficient certainty with respect to those potential future cash flows to warrant the deferral of research and development expenditure (the recovery of which is not assured beyond reasonable doubt) and similarly, to support the carrying value of the parent entity's investments in its subsidiaries. As a result the carrying value of the parent entity's investments in its subsidiaries has been written down to nil as at 30 June 2006 and 2005.

14. Non-current assets – Property, plant and equipment

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Plant and equipment (at cost)	**1,946,944**	1,766,727	–	–
Less: Accumulated Depreciation	**(1,345,639)**	(1,248,823)	–	–
	601,305	517,904	–	–
Leasehold improvements (at cost)	**1,135,956**	1,128,512	–	–
Less: Accumulated Depreciation	**(753,182)**	(541,652)	–	–
	382,774	586,860	–	–
Plant and equipment under finance lease	**758,072**	320,000	–	–
Less: Accumulated Depreciation	**(311,027)**	(192,000)	–	–
	447,045	128,000	–	–
	1,431,124	1,232,764	–	–

Reconciliations of carrying amounts

Consolidated	**Plant and Equipment**	**Leasehold improvements**	**Plant and Equipment under finance lease**
	2006	2006	2006
	$	$	$
Year ended 30 June 2006			
Opening amount at 1 July 2005	517,904	586,860	128,000
Additions	455,740	7,444	438,072
Disposals	(24,906)	–	–
Depreciation and amortisation	(347,433)	(211,530)	(119,027)
Carrying amount at 30 June 2006	601,305	382,774	447,045

14. Non-current assets – Property, plant and equipment (continued)

Consolidated	Plant and Equipment 2005 $	Leasehold improvements 2005 $	Plant and Equipment under finance lease 2005 $
Year ended 30 June 2005			
Opening amount at 1 July 2004	596,798	767,467	192,000
Additions	363,164	7,200	–
Disposals	–	–	–
Depreciation and amortisation	(442,058)	(187,807)	(64,000)
Carrying amount at 30 June 2005	517,904	586,860	128,000

15. Non-current assets – Intangible assets

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Patents and Licences	**4,373,880**	–	**4,373,880**	–
Less: Accumulated amortisation	**(287,342)**	–	**(287,342)**	
Net book value	**4,086,538**	–	**4,086,538**	–
Opening amount at 1 July	–	–	–	–
Additions	**4,373,880**	–	**4,373,880**	–
Amortisation charge	**(287,342)**	–	**(287,342)**	–
Carrying amount at 30 June	**4,086,538**	–	**4,086,538**	–

Starpharma acquired outright ownership of its core technology including the patents underlying the VivaGel™ family of products and the 25% royalty that was payable to BRI under the original licence was cancelled. The ownership rights were acquired through the issue of Starpharma shares to BRI.

The value of the shares issued, measured at the published market price on the date of the agreement, was recorded to the balance sheet as an intangible asset. To the year end amortisation of $287,342 has been recorded to the income statement reducing the carrying value of the intangible asset to $4,086,538.

16. Current liabilities – Trade and other payables

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Trade creditors	**1,897,819**	1,647,182	**830,499**	111,622
Loans from controlled entities	–	–	**653,655**	653,654
	1,897,819	1,647,182	**1,484,154**	765,276

17. Current liabilities – Borrowings

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Finance lease liability (secured)	**142,092**	60,007	–	–

Details of the security relating to each of the secured liabilities are set out in Note 20.

18. Current liabilities – Provisions

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Employee entitlements	**331,447**	279,589	–	–

19. Current liabilities – Deferred Income

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Deferred grant income	**661,337**	378,063	–	–

20. Non-current liabilities – Borrowings

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Finance lease liability (secured)	**315,412**	79,750	–	–

Lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

	Floating Interest rate	Fixed interest rate						
2006		**1 year or less**	**Over 1–2 years**	**Over 2–3 years**	**Over 3–4 years**	**Over 4–5 years**	**Over 5 years**	**Total**
Lease Liabilities (notes 17, 20 and 29)	–	142,092	68,979	73,844	79,052	93,537	–	457,504
Weighed average interest rate	–	6.72%	7.20%	7.20%	7.20%	7.20%	–	

	Floating Interest rate	Fixed interest rate						
2005		**1 year or less**	**Over 1–2 years**	**Over 2–3 years**	**Over 3–4 years**	**Over 4–5 years**	**Over 5 years**	**Total**
Lease Liabilities (notes 17, 20 and 29)	–	60,007	60,007	19,743	–	–	–	139,757
Weighed average interest rate	–	6.26%	6.26%	6.26%	–	–	–	

21. Non-current liabilities – Provisions

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Employee entitlements	**107,630**	89,184	–	–

22. Non-current liabilities – Deferred Income

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Deferred grant income (equipment purchase)	**241,342**	–	–	–

23. Contributed equity

(a) Share Capital

	Parent Entity and Consolidated		Parent Entity and Consolidated	
	2006 Shares	2005 Shares	**2006 $**	2005 $
Share Capital				
Ordinary shares – fully paid	**147,739,245**	111,235,000	**65,375,467**	46,821,956
Former share premium account included in equity			**2,500,000**	2,500,000

(b) Movements in ordinary share capital

Date	Details	Number of Shares	Issue Price	$
1 July 2004	Opening Balance	111,235,000		46,821,956
10 October 2005	BRI Share Placement	7,112,000	$0.62	4,373,880
17 November 2005	Share Placement	9,573,250	$0.51	4,882,358
	Less: Transaction Costs			(244,118)
29 December 2005	Share Placement and Share Purchase Plan	19,818,995	$0.51	10,107,687
	Less: Transaction Costs			(566,296)
		147,739,245		65,375,467

Under the BRI share placement, Starpharma acquired outright ownership of its core technology including the patents underlying the VivaGel™ family of products and the 25% royalty that was payable to BRI under the original licence was cancelled.

The value of the shares issued, measured at the published market price on the date of the agreement, was recorded to the balance sheet as an intangible asset.

(c) Ordinary shares

As at 30 June 2006 there were 147,739,245 issued ordinary shares.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options

Information relating to the Starpharma Holdings Limited Employee Share Option Plan, including details of options issued, exercised and expired during the financial year and options outstanding at the end of the financial year are set out in Note 36.

24. Reserves

(a) Reserves

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Share-based payments reserve	**421,838**	218,615	**421,838**	218,615
Foreign currency translation reserve	**75,536**	(40,539)	**-**	-
	497,374	178,076	**421,838**	218,615

24. Reserves (continued)

b) Movement in reserves

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Share-based payments reserve				
Balance 1 July	**218,615**	56,816	**218,615**	56,816
Option expense	**203,223**	161,799	**203,223**	161,799
Balance 30 June	**421,838**	218,615	**421,838**	218,615
Foreign currency translation reserve				
Balance 1 July	**(40,539)**	–	–	–
Currency translation differences arising during the year	**116,075**	(40,539)	–	–
Balance 30 June	**75,536**	(40,539)	–	–

(c) Nature and purpose of reserves

(i) Share-base payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign associated entity are taken to the foreign currency translation reserve, as described in Note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

25. Accumulated Losses

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Accumulated losses balance 1 July	**(37,034,067)**	(29,286,276)	**(36,023,489)**	(28,594,609)
Net loss for the year	**(7,522,789)**	(7,747,791)	**(9,507,256)**	(7,428,880)
Accumulated losses balance 30 June	**(44,556,855)**	(37,034,067)	**(45,530,745)**	(36,023,489)

26. Key management personnel disclosures

(a) Directors

The following persons were directors of Starpharma Holdings Limited during the financial year:

Name	Position
PT Bartels	Chairman – non executive
J W Raff	Executive director, Chief Executive Officer
P M Colman	Non-executive director
R Dobinson	Non-executive director
L Gorr	Non-executive director
P J Jenkins	Non-executive director

J W Raff retired from the position of Chief Executive Officer on 1 July 2006. He will remain a non-executive director and was appointed Deputy Chairman.

J K Fairley was appointed to the position of Chief Executive Officer and Executive director on 1 July 2006.

26. Key management personnel disclosures (continued)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position
J K Fairley	Chief Operating Officer (from 4 July 2005)
B P Rogers	Company Secretary and Chief Financial Officer
O T Grogan	VP – Commercial Development & Licensing
T D McCarthy	VP – Drug Development
G Y Krippner	Head of Chemistry
J R Paull	VP – Regulatory and Clinical Affairs
C P Barrett	VP – Business Development (from 18 July 2005)
N J Baade	Financial Controller (from 16 January 2006)

Key management personnel during the year ended 30 June 2005 were:

Name	Position
B P Rogers	Company Secretary and Chief Financial Officer
O T Grogan	VP – Commercial Development & Licensing
A Szabo	VP – Business Development (ceased employment 31 January 2005)
T D McCarthy	VP – Drug Development
G Y Krippner	Head of Chemistry
J R Paull	VP – Regulatory and Clinical Affairs

(c) Key management personnel compensation

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Short-term employee benefits	**1,684,432**	1,229,432	**519,011**	497,615
Post-employment benefits	**365,707**	271,547	**186,124**	182,259
Share-based payments	**153,340**	135,422	**-**	-
	2,203,479	1,636,401	**705,135**	679,874

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-C of the remuneration report on pages 25 to 29.

(d) Equity instrument disclosures relating to key management personnel

Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 29 to 31.

26. Key management personnel disclosures (continued)

Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each director of Starpharma Holdings Limited and other key management personnel of the Group, including their personally related parties, are set out below.
No options are held by Directors in either the current or prior year.

2006

Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Other key management personnel of the Group						
J K Fairley	–	300,000	–	–	300,000	–
O T Grogan	300,000	–	–	(100,000)	200,000	100,000
B P Rogers	220,000	–	–	–	220,000	220,000
T D McCarthy	220,000	–	–	(20,000)	200,000	200,000
G Y Krippner	200,000	–	–	–	200,000	200,000
J R Paull	100,000	–	–	–	100,000	100,000
C P Barrett	–	100,000	–	–	100,000	–
N J Baade	–	–	–	–	–	–

2005

Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Other key management personnel of the Group						
O T Grogan	200,000	100,000	–	–	300,000	200,000
B P Rogers	220,000	–	–	–	220,000	–
A Szabo	5,000	100,000	–	(105,000)	–	–
T D McCarthy	220,000	–	–	–	220,000	120,000
G Y Krippner	200,000	–	–	–	200,000	–
J R Paull	100,000	–	–	–	100,000	20,000

26. Key management personnel disclosures (continued)

Share holdings

The numbers of ordinary shares in the company held during the financial year by each director of Starpharma Holdings Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2006

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Starpharma Holdings Limited				
Ordinary Shares				
P T Bartels	100,000	–	9,804	109,804
P M Colman	5,982,482	–	9,804	5,992,286
R Dobinson	3,155,976	–	(250,000)	2,905,976
L Gorr	5,194,900	–	9,804	5,204,704
P J Jenkins	1,606,000	–	29,608	1,635,608
J W Raff	5,362,081	–	19,608	5,381,689
Other key management personnel of the Group				
Ordinary Shares				
J K Fairley	5,000	–	–	5,000
O T Grogan	–	–	–	–
B P Rogers	61,700	–	3,922	65,622
T D McCarthy	4,000	–	–	4,000
G Y Krippner	–	–	–	–
J R Paull	–	–	–	–
C P Barrett	–	–	8,935	8,935
N J Baade	–	–	–	–

2005

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Starpharma Holdings Limited				
Ordinary Shares				
P T Bartels	80,000	–	20,000	100,000
P M Colman	5,982,482	–	–	5,982,482
R Dobinson	3,505,976	–	(350,000)	3,155,976
L Gorr	5,560,500	–	(365,600)	5,194,900
P J Jenkins[1]	1,654,000	–	(48,000)	1,606,000
J W Raff[1]	5,322,081	–	40,000	5,362,081
Other key management personnel of the Group				
Ordinary Shares				
O T Grogan[1]	–	–	–	–
B P Rogers	41,700	–	20,000	61,700
A Szabo	–	–	–	–
T D McCarthy	4,000	–	–	4,000
G Y Krippner	–	–	–	–
J R Paull	–	–	–	–

[1]A difference from 2005 disclosures is due to a change in definition under AASB 124 *Related Party Disclosures.*

26. Key management personnel disclosures (continued)

(e) Other transactions with key management personnel

A director, Mr L Gorr is a partner of the firm, Herbert Geer & Rundle, which rendered legal services to the consolidated entity. All such dealings with the consolidated entity were in the ordinary course of business and on normal terms and conditions.

Aggregate amounts of each of the above types of other transactions with key management personnel of Starpharma Holdings Limited and the Group.

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Amounts recognised as expense				
Legal fees	–	1,901	–	–

Apart from the above no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests subsisting at year end.

27. Remuneration of auditors

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the consolidated entity are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out below.

During the year the following fees were paid or payable for services provided by the auditor (PricewaterhouseCoopers) of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Assurance Services				
Audit or review of financial reports of the entity or any entity in the consolidated entity under the *Corporations Act 2001*	**114,990**	92,500	**114,990**	92,500
Other assurance services:– Grant reviews and program audits	**7,500**	22,000	**7,500**	22,000
	122,490	114,500	**122,490**	114,500

No Taxation or Advisory Services were provided in the current or previous year.

28. Contingencies

The Company has no contingent liabilities.

29. Commitments

(a) Capital Commitments

Capital expenditure contracted for at the reporting date but not recognised as liabilities is as follows:

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Property, plant and equipment				
Within one year	**69,108**	–	–	–
Later than one year but not later than five years	–	–	–	–
Later than five years	–	–	–	–
	69,108	–	–	–

29. Commitments (continued)

(b) Lease Commitments

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Not later than one year	**423,681**	123,293	**–**	–
Later than one year and not later than five years	**683,283**	72,695	**–**	–
Later than five years	**–**	–	**–**	–
	1,106,964	195,988	**–**	–
Representing:				
Cancellable operating leases	**649,461**	56,231	**–**	–
Non-cancellable finance lease	**539,745**	144,000	**–**	–
Future finance charges on finance leases	**(82,242)**	(4,243)	**–**	–
	1,106,964	195,988	**–**	–

Operating leases

The Group leases laboratory and offices under a lease until 31 August 2008 and leases various plant and equipment under cancelable operating leases.

	Consolidated		Parent Entity	
	2006 **$**	2005 $	**2006** **$**	2005 $
Commitments for minimum lease payments in relation to cancellable operating leases are payable as follows:				
Not later than one year	**287,246**	51,293	**–**	–
Later than one year and not later than five years	**362,215**	4,938	**–**	–
Later than five years	**–**	–	**–**	–
Representing cancellable operating leases	**649,461**	56,231	**–**	–

29. Commitments (continued)

Finance Leases

The Group leases various plant and equipment with a carrying amount of $457,504 (2005: $139,757) under finance leases expiring within one to five years.

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Commitments in relation to finance leases are payable as follows:				
Not later than one year	**161,443**	72,000	**–**	–
Later than one year and not later than five years	**378,303**	72,000	**–**	–
Later than five years	**–**	–	**–**	–
Minimum lease payments	**539,746**	144,000	**–**	–
Future finance charges	**(82,242)**	(4,243)	**–**	–
Recognised as a liability	**457,504**	139,757	**–**	–
Representing finance lease liabilities:				
Current (note 17)	**142,092**	60,007	**–**	–
Non-Current (note 20)	**315,412**	79,750	**–**	–
	457,504	139,757	**–**	–

The weighted average interest rates implicit in the leases range from 6.26% to 7.20% (2005: 6.26%).

(c) Expenditure Commitments

The Group has entered into various agreements for the research and development services. All material committed expenditure is reimbursable under existing grant funding sources.

(d) Termination Commitments

The service contracts of key management personnel include benefits payable by the Group on termination of the employee's contract. Refer to section C of the remuneration report on pages 28 and 29 for details of these commitments.

30. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1(b).

			Equity Holding		Cost of Parent Entity's Holding Investment	
Name of entity	**Country of Incorporation**	**Class of Shares**	**2006 %**	2005 %	**2006 $**	2005 $
Starpharma Pty. Limited	Australia	Ordinary	**100%**	100%	**9,900,001**	9,900,001
Angiostar Pty. Limited	Australia	Ordinary	**100%**	100%	**3,300,005**	3,300,005
Viralstar Pty. Limited	Australia	Ordinary	**100%**	100%	**4,300,000**	4,300,000
Preclin Pty. Limited	Australia	Ordinary	**100%**	100%	**100**	100
					17,500,106	17,500,106

31. Investments in associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at carrying value by the parent entity. Information relating to the associates is set out below.

(a) Carrying amounts

Name of entity	Country of Incorporation	Class of Shares	Equity Holding 2006 %	Equity Holding 2005 %	Carrying value of Parent Entity's Holding Investment 2006 $	Carrying value of Parent Entity's Holding Investment 2005 $
Dendritic Nanotechnologies, Inc.	USA	Ordinary	**32.91%**	32.90%	**5,168,747**	5,168,747
Dimerix Bioscience Pty Ltd	Australia	Ordinary	**22.00%**	30.00%	**40,003**	200,000
					5,208,750	5,368,747

The value of Dimerix Bioscience Pty Ltd has been reduced from its cost base of $200,000 to a carrying value of $40,003. A provision for diminution of $159,997 has been booked in the year.

(b) Movements in carrying amounts

	Consolidated 2006 $	Consolidated 2005 $
Movements in the carrying amounts of investments in associates		
Carrying amount at the beginning of the financial year	**2,913,061**	692,194
Acquisition of investment in associates	**–**	1,500,699
Gain (loss) on issue of equity by associate	**55,566**	1,235,542
Share of losses from ordinary activities after tax	**(697,390)**	(334,835)
Foreign currency reserve (note 24)	**116,075**	(40,539)
Write-down of investment in associate	**–**	(140,000)
Carrying amount at the end of the financial year	**2,387,312**	2,913,061

(c) Reserves attributable to associates

	Consolidated 2006 $	Consolidated 2005 $
Foreign currency reserve		
Balance at the beginning of the financial year	**(40,539)**	–
Net exchange differences on translation of results of associated entity	**116,075**	(40,539)
Balance at the end of the financial year	**75,536**	(40,539)

31. Investments in associates (continued)

(d) Summary of the performance and financial position of associates

	Consolidated	
	2006	2005
	$	$
Dendritic Nanotechnologies, Inc.		
Profits (Loss) from *ordinary* activities after related income tax expenses	**(1,877,870)**	(785,278)
Assets	**7,395,480**	8,927,661
Liabilities	**264,218**	247,219

	Consolidated	
Dimerix Bioscience Pty Ltd		
Profits (Loss) from ordinary activities after related income tax expenses	**(347,206)**	(49,980)
Assets	**507,758**	151,357
Liabilities	**104,943**	1,337

32. Events occurring after the balance sheet date

Dr Jacinth Fairley was appointed Chief Executive Officer and director on 1 July 2006. Dr J W Raff reverted to a non-executive director capacity and was appointed Deputy Chairman. 500,000 Employee Share Options were offered to Dr J K Fairley subject to shareholder approval at the next Annual General Meeting of the Company.

The options will be granted in accordance with the terms of the Company's Employee Share Option Plan and will include the following terms and conditions:
- Issue price: nil.
- Exercise Price: 45.08 cents per share.

(Determined on the basis of market value plus 15%. Market value is based on a 15 day volume weighted average price of the Company's shares prior to 1 July 2006, the date of appointment of the Executive to the position of CEO.)
- Exercise period: From 1st July 2007 to 30 June 2009.

There are no other significant events occurring since 30 June 2006 that have significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group.

33. Reconciliation of profit after income tax to net cash inflow from operating activities

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Operating loss after tax:	**(7,522,789)**	(7,747,791)	**(9,507,256)**	(7,428,880)
Depreciation and amortisation	**965,333**	693,865	**287,342**	–
Non-cash employee benefits -share-based payments	**203,223**	161,799	**–**	–
Change in operating assets and liabilities, net of effects of acquisitions and disposals of entities:				
(Increase) decrease in receivables and other assets	**(2,602,581)**	141,980	**(3,208)**	33,481
Increase (decrease) in trade creditors	**250,637**	1,204,445	**718,877**	(16,648)
Increase in employee provisions	**70,304**	119,758	**–**	–
Increase in deferred income	**524,616**	378,063	**–**	–
Share in results of associates	**641,825**	(760,708)	**–**	–
Gain on sale of property, plant and equipment	**(20,516)**	–	**–**	–
Provision for doubtful debts	**–**	–	**7,996,332**	6,912,407
Net cash outflows from operating activities	**(7,489,948)**	(5,808,589)	**(507,913)**	(499,640)

34. Non–cash financing activities

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Acquisition of property, plant and equipment by means of finance lease	**438,000**	–	**–**	–
Outright acquisition of IP by means of share issue	**4,373,880**	–	**4,373,880**	–

35. Earnings per share

	Consolidated	
	2006 Cents	2005 Cents
Basic loss per share	**(5.69)**	(6.97)
Diluted loss per share	**(5.69)**	(6.97)
Net loss attributable to members of Starpharma Holdings Limited used as the numerator in calculating diluted and basic earnings per share	**(7,522,789)**	(7,747,791)
Weighted average number of ordinary shares outstanding during the year used as the denominator in calculating diluted and basic earnings per share	**132,297,514**	111,235,000

36. Share-based payments

(a) Employee Option Plan

The establishment of the Starpharma Holdings Limited Employee Share Option Plan was approved by shareholders at the Annual General Meeting held on 17 November 2004. All full-time or part-time employees and directors of the Company or associated companies are eligible to participate in the Plan.

The objective of the Plan is to assist in the recruitment, reward, retention and motivation of employees of the Company.

Options are granted under the plan for no consideration.

Options are normally granted for a four or five year period and become exercisable on the second anniversary of the date of grant.

Options granted under the plan carry no dividend or voting rights.

Each option is personal to the participant and is not transferable, transmissible, assignable or chargeable, except with the written consent of the remuneration and nomination committee.

Set out below are summaries of options granted under the plan:

2006

Grant Date	Expiry Date	Exercise Price	Balance at start of the year	Granted during the year	Forfeited during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	**Number**	Number
Consolidated and parent entity								
7 Feb 2001	31 Dec 2005	93.75 cents	220,000	–	–	220,000	**–**	–
12 Apr 2002	11 Apr 2007	93.75 cents	220,000	–	–	–	**220,000**	220,000
21 Jun 2002	30 Jun 2007	93.75 cents	200,000	–	–	–	**200,000**	200,000
6 Feb 2004	31 Dec 2008	73.00 cents	200,000	–	–	–	**200,000**	200,000
8 Feb 2004	8 Feb 2009	93.75 cents	730,000	–	10,000	–	**720,000**	720,000
31 Dec 2004	31 Dec 2009	93.75 cents	182,000	–	15,000	–	**167,000**	–
12 May 2005	12 May 2010	93.75 cents	100,000	–	–	–	**100,000**	–
4 Jul 2005	4 Jul 2010	93.75 cents	–	300,000	–	–	**300,000**	–
18 Jul 2005	18 Jul 2010	93.75 cents	–	100,000	–	–	**100,000**	–
Total			1,852,000	400,000	25,000	220,000	**2,007,000**	1,340,000
Weighted average exercise price			91.51 cents	93.75 cents	93.75 cents	93.75 cents	**91.68 cents**	90.65 cents

No options were exercised during the year.

2005

Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted during the year	Forfeited during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	**Number**	Number
Consolidated and parent entity								
7 Feb 2001	31 Dec 2005	93.75 cents	240,000	–	20,000	–	**220,000**	220,000
12 Apr 2002	11 Apr 2007	93.75 cents	220,000	–	–	–	**220,000**	220,000
21 Jun 2002	30 Jun 2007	93.75 cents	200,000	–	–	–	**200,000**	200,000
6 Feb 2004	31 Dec 2008	73.00 cents	200,000	–	–	–	**200,000**	200,000
8 Feb 2004	8 Feb 2009	93.75 cents	749,000	–	19,000	–	**730,000**	–
1 Jul 2004	1 Jul 2009	93.75 cents	–	100,000	100,000	–	**–**	–
31 Dec 2004	31 Dec 2009	93.75 cents	–	182,000	–	–	**182,000**	–
12 May 2005	12 May 2010	93.75 cents	–	100,000	–	–	**100,000**	–
Total			1,609,000	382,000	139,000	–	**1,852,000**	840,000
Weighted average exercise price			91.17 cents	93.75 cents	93.75 cents	– cents	**91.51 cents**	88.81 cents

No options were exercised during the year.

36. Share-based payments (continued)

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.65 years (2005: 2.99 years).

Fair value of options granted

The weighted average assessed fair value at grant date of options granted during the year ended 30 June 2006 was $0.15 per option (2005: $0.33). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and the expected price volatility of the underlying share, the expected dividend yield and the risk free rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Options are granted for no consideration, have a four or five year life and become exercisable on the second anniversary of the date of grant.

Options granted during the year ended 30 June 2006 were:

Options granted on:	4 July 2005	18 July 2005
Number of options granted	300,000	100,000
Expiry date	4 July 2010	18 July 2010
Exercise price	93.75 cents	93.75 cents
Expected price volatility of the company's shares	46.9%	46.9%
Risk-free interest rate	5.2%	5.2%
Expected dividend yield	–	–
Share price at grant date	50 cents	52 cents
Assessed fair value	14.56 cents	15.74 cents

Options granted during the year ended 30 June 2005 were:

Options granted on:	1 July 2004	31 Dec 2004	12 May 2005
Number of options granted	100,000	192,000	100,000
Expiry date	1 July 2009	31 Dec 2009	12 May 2010
Exercise price	93.75 cents	93.75 cents	93.75 cents
Expected price volatility of the company's shares	75.0%	47.6%	46.9%
Risk-free interest rate	5.9%	5.3%	5.7%
Expected dividend yield	–	–	–
Share price at grant date	74 cents	74 cents	66 cents
Assessed fair value	45.00 cents	30.52 cents	25.33 cents

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Parent Entity	
	2006 $	2005 $	**2006 $**	2005 $
Options issued under employee option plan	**203,223**	161,799	**–**	–

37. Related Party Transactions

(a) Parent entity and subsidiaries

The parent entity of the Group is Starpharma Holdings Limited. Interests in subsidiaries are set out in note 30.

(b) Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(c) Transactions with related parties

The following transactions occurred with related parties:

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Other Transactions				
Funds advanced to subsidiary	**-**	–	**7,683,238**	6,750,600
Funds advanced from subsidiary	**-**	–	**(50,129)**	(259,290)
Share-based payments	**-**	–	**203,223**	161,790
Management services to parent	**-**	–	**(640,467)**	–

All transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of outstanding balances.

(d) Outstanding balances arising from sales/ purchases of goods and services

	Consolidated		Parent Entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Current Receivables				
Management services to parent	**-**	–	**704,514**	–

Outstanding balances are payable in cash.

38. Explanation of transition to Australian equivalents to IFRSs

1 Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 July 2004

		Consolidated			Parent Entity		
	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
					$	$	$
Current assets							
Cash and cash equivalents		15,658,300	–	**15,658,300**	14,524,569	–	**14,524,569**
Trade and other receivables		584,183	–	**584,183**	414,259	–	**414,259**
Total current assets		16,242,483	–	**16,242,483**	14,938,828	–	**14,938,828**
Non-current assets							
Property, plant and equipment		1,556,265	–	**1,556,265**	–	–	–
Intangible assets		–	–	–	–	–	–
Investments accounted for using the equity method		692,194	–	**692,194**	–	–	–
Other financial assets		–	–	–	3,868,048	–	**3,868,048**
Total non-current assets		2,248,459	–	**2,248,459**	3,868,048	–	**3,868,048**
Total assets		18,490,942	–	**18,490,942**	18,806,876	–	**18,806,876**
Current liabilities							
Trade and other payables		445,908	–	**445,908**	522,713	–	**522,713**
Provisions		249,015	–	**249,015**	–	–	–
Borrowings		60,007	–	**60,007**	–	–	–
Deferred Income		–	–	–	–	–	–
Total current liabilities		754,930	–	**754,930**	522,713	–	**522,713**
Non-current liabilities							
Borrowings		143,516	–	**143,516**	–	–	–
Provisions		–	–	–	–	–	–
Deferred Income		–	–	–	–	–	–
Total non-current liabilities		143,516	–	**143,516**	–	–	–
Total liabilities		898,446	–	**898,446**	522,713	–	**522,713**
Net assets		17,592,496	–	**17,592,496**	18,284,163	–	**18,284,163**
Equity							
Contributed equity		46,821,956	–	**46,821,956**	46,821,956	–	**46,821,956**
Share based payment reserve	38.4(b)	–	56,816	**56,816**	–	56,816	**56,816**
Foreign currency translation reserve	38.4(a)	12,709	(12,709)	–	–	–	–
Accumulated losses	38.4(d)	(29,242,169)	(44,107)	**(29,286,276)**	(28,537,793)	(56,816)	**(28,594,609)**
Total equity		17,592,496	–	**17,592,496**	18,284,163	–	**18,284,163**

38. Explanation of transition to Australian equivalents to IFRSs (continued)

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005

		Consolidated			Parent Entity		
	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$	$	$	$
Current assets							
Cash and cash equivalents		8,166,259	–	**8,166,259**	6,322,524	–	**6,322,524**
Trade and other receivables		187,656	–	**187,656**	91,087	–	**91,087**
Total current assets		8,353,915	–	**8,353,915**	6,413,611	–	**6,413,611**
Non-current assets							
Property, plant and equipment		1,232,764	–	**1,232,764**	–	–	–
Intangible assets		–	–	–	–	–	–
Investments accounted for using the equity method		2,913,061	–	**2,913,061**	–	–	–
Other financial assets		–	–	–	5,368,747	–	**5,368,747**
Total non-current assets		4,145,825	–	**4,145,825**	5,368,747	–	**5,368,747**
Total assets		12,499,740	–	**12,499,740**	11,782,358	–	**11,782,358**
Current liabilities							
Trade and other payables		1,647,182	–	**1,647,182**	765,276	–	**765,276**
Provisions		279,589	–	**279,589**	–	–	–
Borrowings		60,007	–	**60,007**	–	–	–
Deferred Income		378,063	–	**378,063**	–	–	–
Total current liabilities		2,364,841	–	**2,364,841**	765,276	–	**765,276**
Non-current liabilities							
Borrowings		79,750	–	**79,750**	–	–	–
Provisions		89,184	–	**89,184**	–	–	–
Deferred Income		–	–	–	–	–	–
Total non-current liabilities		168,934	–	**168,934**	–	–	–
Total liabilities		2,533,775	–	**2,533,775**	765,276	–	**765,276**
Net assets		9,965,965	–	**9,965,965**	11,017,082	–	**11,017,082**
Equity							
Contributed equity		46,821,956	–	**46,821,956**	46,821,956	–	**46,821,956**
Share based payment reserve	38.4(b)	–	218,615	**218,615**	–	218,615	**218,615**
Foreign currency translation reserve	38.4(a)	(27,830)	(12,709)	**(40,539)**	–	–	–
Accumulated losses	38.4(d)	(36,828,161)	(205,906)	**(37,034,067)**	(35,804,874)	(218,615)	**(36,023,489)**
Total equity		9,965,965	–	**9,965,965**	11,017,082	–	**11,017,082**

38. Explanation of transition to Australian equivalents to IFRSs (continued)

2 Reconciliation of loss for year ended 30 June 2005

		Consolidated			Parent Entity		
	Notes	Previous AGAAP	Effect of transition to AIFRS	AIFRS	Previous AGAAP	Effect of transition to AIFRS	AIFRS
		$	$	$	$	$	$
Revenue from continuing operations	38.4(c)	2,049,298	(1,409,844)	**639,454**	601,679	–	**601,679**
Other income	38.4(c)	–	1,409,844	**1,409,844**	–	–	–
Administration expense	38.4(b)	(3,380,015)	(161,799)	**(3,541,814)**	(1,118,152)	–	**(1,118,152)**
Research and development expense		(7,007,693)	–	**(7,007,693)**	–	–	–
Provision for diminution		–	–	–	(6,750,608)	(161,799)	**(6,912,407)**
Finance costs		(8,290)	–	**(8,290)**	–	–	–
Share of results of associates accounted for using the equity method		760,708	–	**760,708**	–	–	–
Loss before income tax		(7,585,992)	(161,799)	**(7,747,791)**	(7,267,081)	(161,799)	**(7,428,880)**
Income tax expense		–	–	–	–	–	–
Loss for the year		(7,585,992)	(161,799)	**(7,747,791)**	(7,267,081)	(161,799)	**(7,428,880)**
Loss attributable minority interests		–	–	–	–	–	–
Loss attributable to members of Starpharma Holdings Limited		(7,585,992)	(161,799)	**(7,747,791)**	(7,267,081)	(161,799)	**(7,428,880)**

3 Reconciliation of cash flow statement for the year ended 30 June 2005

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

4 Notes to the reconciliations

(a) Foreign currency translation reserve: cumulative translation differences

The Group has elected to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents* to international Financial Reporting Standards. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the date of transition to AIFRS. The effect is:

(i) At 1 July 2004

For the Group the balance of the $12,709 credit in the foreign currency translation reserve is reduced to zero. Retained earnings is decreased by this amount. There is no effect on the parent entity.

(ii) At 30 June 2005

For the Group the balance of the foreign currency translation reserve is reduced by $12,709. Retained earnings is decreased by this amount. There is no effect on the parent entity.

(iii) For the year ended 30 June 2005

There is no effect on the Group or parent entity.

(b) Share-based payments

Under AASB 2 *Share-based Payment* from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees under the Starpharma Holdings Limited Employee Option Plan after 7 November 2002 but that had not vested by 1 January 2005. No such expense was required to be recognised under previous AGAAP. The effect of this is:

(i) At 1 July 2004

For the Group there has been a decrease in retained earnings of $56,816 and a corresponding increase in reserves. The effect is the same for the parent entity.

(ii) At 30 June 2005

For the Group there has been a decrease in retained earnings of $218,615 and a corresponding increase in reserves. The effect is the same for the parent entity.

(iii) For the year ended 30 June 2005

For the Group there has been an increase in administration expense of $161,799. This is recognised in a wholly owned subsidiary and accounted through intercompany transactions. The effect for the parent entity is to increase the Provision for diminution by $161,799.

38. Explanation of transition to Australian equivalents to IFRSs (continued)

(c) Reclassification of grant income

Under AIFRS from 1 July 2004 the Group is required to recognise government grant income as other income, rather than revenue from continuing operations. The effect of this is:

(i) At 1 July 2004

No impact, since the reclassification in the income statement does not affect retained losses.

(ii) At 30 June 2005

No impact, since the reclassification in the income statement does not affect retained losses.

(iii) For the year ended 30 June 2005

For the Group there has been a increase in other income of $1,409,844 and a corresponding decrease in revenue from continuing operations.

(d) Retained Earnings

The effect on retained earnings of the changes are set out above are as follows:

	Notes	Consolidated		Parent Entity	
		1 July 2004 $	30 June 2005 $	1 July 2004 $	30 June 2005 $
Foreign currency translation reserve	38.4(a)	12,709	12,709		
Share-based payments reserve	38.4(b)	(56,816)	(218,615)	(56,816)	(218,615)
Total adjustment		(44,107)	(205,906)	(56,816)	(218,615)
Attributable to members of Starpharma Holdings Limited		(44,107)	(205,906)	(56,816)	(218,615)

5. Financial Instruments

The Group has no financial instruments that require restatement of comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement.*

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 41 to 77 are in accordance with the *Corporations Act 2001*, including:
  (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
  (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that Starpharma Holdings Limited will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 25 to 31 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.



Peter T Bartels, ***AO***
Director

Melbourne, 26th September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent audit report to the members of Starpharma Holdings Limited

Audit opinion

In our opinion:

1. the financial report of Starpharma Holdings Limited:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Starpharma Holdings Limited and the Starpharma Holdings Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained on pages 25 to 31 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Starpharma Holdings Limited (the company) and the Starpharma Holdings Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 25 to 31 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

SC Bannatyne
Partner

Melbourne
26 September 2006

Shareholder information

The shareholder information set out below was applicable as at 14 September 2006

Supplementary information as required by Australian Stock Exchange listing requirements.

A. Distribution of equity shareholders

Analysis of numbers of equity security holders by size of holding as at 14 September 2006

	Class of equity security	
	Ordinary shares	
	Shares	Options
1–1,000	162	–
1,001–5,000	728	6
5,001–10,000	464	2
10,001–100,000	934	15
100,000 and over	162	7
	2,450	30

As at 14 September 2006 there were 169 holders of less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest security holders

Top 20 shareholders as at 14 September 2006:

	Ordinary shares	
	Number held	**Percentage of issued shares**
1. ANZ Nominees Limited <Cash Income A/C>	17,690,522	11.97
2. National Nominees Ltd	11,210,619	7.59
3. Biomolecular Research Institute Limited	7,112,000	4.81
4. Peter Malcolm Colman	5,522,286	3.74
5. Arran Bay Pty Ltd	3,690,204	2.50
6. JPS Distribution Pty Ltd <Raff Family A/C>	3,567,831	2.41
7. Citicorp Nominees Pty Limited	3,416,267	2.31
8. Gilridge Pty Ltd	3,035,054	2.05
9. Biotech Capital Ltd	3,000,000	2.03
10. Queensland Investment Corporation	2,841,031	1.92
11. J P Morgan Nominees Australia Limited	2,791,200	1.89
12. Espasia Pty Ltd	2,788,700	1.89
13. Irrewarra Investments Pty Ltd <ST A/C>	2,320,000	1.57
14. Citicorp Nominees Limited <CFSIL Cwlth Boff Super A/C>	1,651,250	1.12
15. UBS Wealth Management Australia Nominees Pty Ltd	1,215,500	0.82
16. Kenneth Nominees Pty Ltd <Rayse Super Fund A/C>	1,200,000	0.81
17. Ag-Sun Technologies Pty Ltd	1,150,250	0.78
18. Irrewarra Investments Pty Ltd <CG2 A/C>	1,129,196	0.76
19. Applecross Secretarial Services Pty Ltd <L Gorr Family A/C>	1,077,000	0.73
20. Equity Trustees Limited <Australian New Horizons A/C>	1,031,812	0.70
	77,440,722	52.42

Unquoted equity securities

Shareholder information (continued)

	Number on issue	Number of holders
Options issued under the Starpharma Holdings Limited Employee Share Option Plan (ASX code SPLAM)	2,007,000	30

C. Substantial holders

The following information is extracted from the Company's register of substantial shareholders as at 14 September 2006:

	Number held	Percentage
Ordinary shares		
Acorn Capital Limited	10,303,608	9.26
Biomolecular Research Institute Limited	7,112,000	4.81
Starpharma Holdings Limited (voluntary escrow deed between the Company and Biomolecular Research Institute Limited)	7,112,000	4.81

D. Voting rights

The voting rights attached to each class of equity securities are set out below:

(a) Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and on a poll each share shall have one vote.

(b) Options

No voting rights.

E. Securities subject to voluntary escrow

7,112,000 ordinary shares held by the Biomolecular Research Institute Limited are subject to a voluntary escrow deed which expires on 10 October 2006.

Patent Report

Current at 7 September 2006

Summary of Patents & Patent Applications Assigned to Starpharma Pty Limited

Title:	Priority Date & PCT Number:	Country:	Number:	Status:
Granted Patents				
Antiviral Dendrimers	15 June 1994 PCT/AU 95/00350	Australia	682970	Granted
		Brazil	PI9508031.7	Granted
		Canada	2192446	Granted
		China	ZL95194145.3	Granted
		Europe	0765357	Granted
		Hong Kong	1002899	Granted
		Japan	2005-268847	Pending
		Mexico	231031	Granted
		New Zealand	287819	Granted
		Singapore	36429	Granted
		South Korea	0365028	Granted
		USA	6,190,650	Granted
Angiogenic Inhibitory Compounds	17 July 1996 PCT/AU 97/00447	Australia	715761	Granted
		Brazil	PI 9710375-6	Pending
		Canada	2262862	Granted
		China	ZL97196452.1	Granted
		Europe	0927217	Granted
		Japan	506372/98	Pending
		Mexico	990655	Pending
		New Zealand	333488	Granted
		Singapore	61126	Granted
		South Korea	0564714	Granted
		USA	6,426,067	Granted
Antiviral Linear Polymers	17 July 1996 PCT/AU 97/00446	Australia	730899	Granted
		Brazil	PI 9710376-4	Pending
		Canada	2262863	Pending
		China	ZL97196437.8	Granted
		Europe	97929037.6	Pending
		Japan	506371/98	Pending
		Mexico	231030	Granted
		New Zealand	333541	Granted
		Singapore	61123	Granted
		South Korea	0589022	Granted
		USA	6,740,635	Granted

Patents & Patent Applications Assigned to Starpharma Pty Limited (continued)

Title:	Priority Date & PCT Number:	Country:	Number:	Status:
Antimicrobial & Antiparasitic Agents	14 Sept 1998 PCT/AU 99/00763	Australia	767970	Granted
		Brazil	PI9913712-7	Pending
		Canada	2343113	Pending
		China	99812270.X	Pending
		Europe	99945773.2	Pending
		Japan	569824/00	Pending
		Mexico	PAA/2001/002667	Pending
		New Zealand	510289	Granted
		Singapore	79613	Granted
		South Korea	10-2001-7003211	Pending
		USA	6,464,971	Granted
Inhibition of Toxic Materials or Substances	14 Sept 1998 PCT/AU 99/00762	Australia	767971	Granted
		Brazil	PI9913718-6	Pending
		Canada	2343205	Pending
		China	99812271.8	Pending
		Europe	99945772.4	Pending
		Japan	569823/00	Pending
		Mexico	PAA/2001/002665	Pending
		New Zealand	510376	Granted
		Singapore	79618	Granted
		South Korea	10-2001-7003255	Pending
		USA	09/786972	Pending
Agents for the Prevention and Treatment of Sexually Transmitted Diseases – I	30 March 2001 PCT/AU 02/00407	Australia	2002245932	Pending
		Brazil	PI0208411-2	Pending
		Canada	2441357	Pending
		China	02807728.8	Pending
		Europe	02713925.2	Pending
		Hong Kong	04106895.9	Pending
		Japan	2002-578313	Pending
		Mexico	PA/a/2003/008909	Pending
		New Zealand	528230	Granted
		Singapore	99592	Granted
		South Korea	10-2003-7012867	Pending
		USA	10/472439	Pending

Patents & Patent Applications Assigned to Starpharma Pty Limited (continued)

Title:	Priority Date & PCT Number:	Country:	Number:	Status:
Chemotherapeutic Agents	30 August 2001 PCT/AU 02/01180	Australia	2002325648	Pending
		Brazil	PI0212251-0	Pending
		Canada	2457676	Pending
		China	02816972.7	Pending
		Europe	02759901.8	Pending
		Japan	2003-523201	Pending
		Mexico	PA/a/2004/001583	Pending
		New Zealand	530759	Pending
		Singapore	102800	Granted
		South Korea	10-2004-7002770	Pending
		USA	10/487644	Pending
National Phase				
PCT/Complete Filed				
Delivery System	18 October 2005 PCT/AU2006/000120	PCT	PCT/AU2006/000120	Pending
		Argentina	060100368	Pending
		Chile	0212-2006	Pending
		Malaysia	PI20060435	Pending
		Taiwan	095103811	Pending
		Uruguay	29356	Pending
Inhibitory Compounds	21 Oct 2005 PCT/AU2006/000636	PCT	PCT/AU2006/000636	Pending
Modified Macromolecule	20 Jan 2006 PCT/AU2006/000637	PCT	PCT/AU2006/000637	PCT Filed
Provisional				
Polymer	25 Oct 2005	Provisional filed		
Dendrimer Polymers	1 Feb 2006	Provisional filed		
Composition	22 March 2006	Provisional filed		
Imaging Macromolecule	31 March 2006	Provisional filed		
Therapeutic Macromolecules	7 April 2006	Provisional filed		
Anti-viral Compounds	21 April 2006	Provisional filed		
Ligand Bearing Macromolecules	15 June 2006	Provisional filed		
Modified Macromolecule 2	11 August 2006	Provisional filed		
Modified Macromolecule 3	11 August 2006	Provisional filed		

Corporate directory

Company Name	Starpharma Holdings Limited ABN 20 078 532 180
Directors	P T Bartels AO – *Chairman* J K Fairley – *Chief Executive Officer* J W Raff – *Deputy Chairman* P M Colman R Dobinson L Gorr P J Jenkins
Company Secretary	B P Rogers
Registered office	Baker Building 75 Commercial Road, Melbourne, Victoria 3004
Notice of Annual General Meeting	The annual general meeting of Starpharma Holdings Limited will be held at: Blake Dawson Waldron Level 39, 101 Collins Street, Melbourne Time: 4.00pm Date: Wednesday 15 November 2006
Share Register	Computershare Investor Services 452 Johnston Street, Abbotsford VIC 3067 1300 850 505 (within Australia) +613 6415 4000 (outside Australia)
Auditor	PricewaterhouseCoopers Freshwater Place Southbank VIC 3006 Australia
Solicitors	Blake Dawson Waldron Level 39, 101 Collins Street, Melbourne VIC 3000 Australia
Bankers	Commonwealth Bank of Australia, National Australia Bank, Wachovia Bank, USA
Stock exchange listing	Australian Stock Exchange Limited (ASX) Level 3, 530 Collins Street, Melbourne, Vic 3000, Australia ASX Code: SPL Starpharma's American Depositary Receipts (ADRs) trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to ten ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.
Website address	www.starpharma.com